Exhibit 2.2

STOCK AND ASSET PURCHASE AGREEMENT

by and among

VALUECLICK, INC.,

VALUECLICK INTERNATIONAL LTD. (IRELAND),

and

VALUECLICK DEUTSCHLAND GMBH

as the Sellers

and

IAC SEARCH, LLC,

as the Buyer

Dated as of December 8, 2013

TABLE OF CONTENTS
Page

ARTICLE I DEFINITIONS	1

Section 1.1	Certain Defined Terms 1

Section 1.2	Table of Definitions 8

ARTICLE II PURCHASE AND SALE	11

Section 2.1	Purchase and Sale of the Shares and Assets 11

Section 2.2	Closing 11

Section 2.3	Purchase Price Adjustments 13

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE SELLER	16

Section 3.1	Organization and Qualification 17

Section 3.2	Authority 17

Section 3.3	No Conflict; Required Filings and Consents 18

Section 3.4	Shares and Assets 18

Section 3.5	Capitalization 19

Section 3.6	Equity Interests 19

Section 3.7	Financial Statements; No Undisclosed Liabilities 20

Section 3.8	Absence of Certain Changes or Events 21

Section 3.9	Compliance with Law; Permits 21

Section 3.10	Litigation 22

Section 3.11	Employee Benefit Plans 22

Section 3.12	Labor and Employment Matters 24

Section 3.13	Insurance 25

Section 3.14	Real Property 25

Section 3.15	Intellectual Property 26

Section 3.16	Taxes 28

Section 3.17	Environmental Matters 30

Section 3.18	Material Contracts 31

Section 3.19	Brokers 32

Section 3.20	Transferred Group Assets 32

Section 3.21	Customers 33

Section 3.22	Web Practices 33

Section 3.23	Metrics 34

Section 3.24	Related Party Transactions 34

Section 3.25	Variable Interest Entity 34

Section 3.26	Certain Payments 35

Section 3.27	Compliance with Key Business Partner Relationships 35

Section 3.28	Distribution of Certain Advertisements 35

Section 3.29	MeziMedia Agreement 35

Section 3.30	Non-US Cash Balances and Reserves 36

Section 3.31	Exclusivity of Representations and Warranties 36

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER	36

Section 4.1	Organization and Qualification 36

Section 4.2	Authority 37

Section 4.3	No Conflict; Required Filings and Consents 37

Section 4.4	Financing 38

Section 4.5	Brokers 38

Section 4.6	Investment Intent 38

Section 4.7	Buyer's Investigation and Reliance 38

Section 4.8	Buyer's Status 39

Section 4.9	Exclusivity of Representations and Warranties 39

ARTICLE V COVENANTS	39

Section 5.1	Conduct of Business Prior to the Closing 39

Section 5.2	Covenants Regarding Information 42

Section 5.3	Non-Disparagement 43

Section 5.4	Notification of Certain Matters 43

Section 5.5	Intercompany Arrangements 43

Section 5.6	No Hire; No Solicitation 44

Section 5.7	Resignations 45

Section 5.8	Confidentiality 45

Section 5.9	Consents and Filings; Further Assurances 45

Section 5.10	Public Announcements 47

Section 5.11	Employees 48

Section 5.12	Non-Competition 51

Section 5.13	Use of Names 52

Section 5.14	Indebtedness 52

Section 5.15	Certain Contracts 52

Section 5.16	No Shop 52

Section 5.17	Pre-Closing Cash Distributions 53

Section 5.18	Actions With Respect to Transferred Group and Assets 53

Section 5.19	Recordal of Group Owned IP 53

ARTICLE VI TAX MATTERS	54

Section 6.1	Tax Indemnity 54

Section 6.2	Purchase Price Allocation 55

Section 6.3	Section 338(h)(10) Election and Allocation 55

Section 6.4	Returns 56

Section 6.5	Tax Contests 57

Section 6.6	Cooperation on Tax Matters 58

Section 6.7	Straddle Periods 58

Section 6.8	Amended Returns 59

Section 6.9	Tax Refunds 59

Section 6.10	Termination of Tax Sharing Agreements 60

Section 6.11	Transfer Taxes 60

Section 6.12	Survival 60

Section 6.13	Tax Treatment of Indemnity Payments 61

Section 6.14	Conflict 61

ARTICLE VII CONDITIONS TO CLOSING	61

Section 7.1	General Conditions 61

Section 7.2	Conditions to Obligations of the Seller 61

Section 7.3	Conditions to Obligations of the Buyer 62

ARTICLE VIII INDEMNIFICATION	63

Section 8.1	Survival of Representations, Warranties and Covenants 63

Section 8.2	Indemnification by the Seller 64

Section 8.3	Indemnification by the Buyer 64

Section 8.4	Procedures 65

Section 8.5	Limits on Indemnification 66

Section 8.6	Assignment of Claims 69

Section 8.7	Exclusivity 69

ARTICLE IX TERMINATION	70

Section 9.1	Termination 70

Section 9.2	Effect of Termination 70

ARTICLE X GENERAL PROVISIONS	71

Section 10.1	Fees and Expenses 71

Section 10.2	Amendment and Modification 71

Section 10.3	Waiver 71

Section 10.4	Notices 71

Section 10.5	Interpretation 72

Section 10.6	Entire Agreement 73

Section 10.7	Parties in Interest 73

Section 10.8	Governing Law 73

Section 10.9	Submission to Jurisdiction 73

Section 10.10	Disclosure Generally 74

Section 10.11	Personal Liability 74

Section 10.12	Assignment; Successors 74

Section 10.13	Enforcement 74

Section 10.14	Currency 75

Section 10.15	Severability 75

Section 10.16	Waiver of Jury Trial 75

Section 10.17	Counterparts 75

Section 10.18	Facsimile or .pdf Signature 75

Section 10.19	Time of Essence 75

Section 10.20	Legal Representation 75

Section 10.21	No Presumption Against Drafting Party 76

STOCK AND ASSET PURCHASE AGREEMENT
STOCK AND ASSET PURCHASE AGREEMENT, dated as of December 8, 2013 (this “Agreement”), by and among ValueClick, Inc., a Delaware corporation (the “Seller”), ValueClick International Ltd (Ireland) (“VC Ireland”), ValueClick Deutschland GMBH (“VC Germany”, and, together with VC Ireland, the “Asset Transferors”) and IAC Search, LLC, a Delaware limited liability company (the “Buyer”).
RECITALS
A.    The Seller owns, or in the case of VC Sweden, by Closing will own, 100% of the issued and outstanding shares and membership interests (the “Shares”) of ValueClick AB, a Swedish company (“VC Sweden”), ValueClick Brands, Inc., a Delaware corporation (“VC Brands”), Pricerunner Denmark ApS, a Danish company (“Pricerunner”), ValueClick Korea, Inc., a California corporation (“VC Korea”), ValueClick Canada, Inc., a Canadian corporation, (“VC Canada” ) and Investopedia LLC, a Delaware limited liability company (“Investopedia” and, together with VC Sweden, VC Brands, Pricerunner and VC Korea and VC Canada, the “Transferred Companies”).
B.    Each of VC Ireland and VC Germany owns certain assets related to the operation of the Transferred Group, as described herein.
C.    The Seller wishes to sell the Shares, and to cause VC Ireland and VC Germany to sell the Assets (as defined below), to the Buyer, and the Buyer wishes to purchase from the Seller and VC Ireland and VC Germany the Shares and the Assets, respectively.
AGREEMENT
In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINITIONS
Section 1.1    Certain Defined Terms. For purposes of this Agreement:
“2013 Distributable Amount” means the maximum amount of distributable reserves, unrestricted equity or similar concept available as of the date of this Agreement for use by VC Sweden and Pricerunner, on an aggregate basis, assuming the consummation of the actions as set forth on Schedule 5.17(i), provided that such amount shall not, in any event, exceed $15 million.
“2014 Distributable Amount” means $13,500,000.
“Action” means any claim, action, suit, arbitration or similar proceeding by or before or including any Governmental Authority.
“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Ancillary Agreements” means the Transition Services Agreement and the Assignment and Assumption Agreement.
“Applicable Accounting Principles” means GAAP consistently applied in the manner applied by Seller in preparation of the Balance Sheet.
“Assets” means the assets owned by VC Ireland that are used, held for use or otherwise related to the Investopedia business, which are listed on Schedule 1.1(c)(i) of the Disclosure Schedules and the contracts owned by VC Germany that are used, held for use or otherwise related to the Pricerunner business, which are listed on Schedule 1.1(c)(ii).
“Assignment and Assumption Agreement” means the assignment and assumption agreement with respect to the Assets, substantially in the form of Exhibit A.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York or Los Angeles, California.
“Buyer Material Adverse Effect” means any event, change, development, state of fact, occurrence, condition or effect that would prevent, materially delay or materially impede the performance by the Buyer of its obligations under this Agreement or the consummation of the transactions contemplated hereby.
“Cash” means, as at a specified date, the aggregate amount of all cash, cash equivalents and marketable securities held by the Transferred Group, provided that "Cash" shall not include any amounts with regard to customer prepayments that are included as current assets for the purpose of calculating Net Working Capital.
“Code” means the Internal Revenue Code of 1986, as amended from time to time.
“Consolidated Return” means all federal, state, local or foreign Returns that are filed on an affiliated, consolidated, combined, unitary or similar basis that includes one or more Transferred Group members, on the one hand, and the Seller or any of its Affiliates (other than the Transferred Group members), on the other hand.
“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.
“Control Documents” means the agreements listed on Schedule 1.1(a) of the Disclosure Schedules.
“Encumbrance” means any charge, claim, encumbrance, mortgage, lien, option, pledge, security interest, deed of trust, purchase agreement or other restriction of any kind, including with regard to transfer of ownership or voting of any nature (other than those created under applicable securities Laws).
“Enterprise Value” means $80,000,000.
“ERISA Affiliate” means any entity, trade or business, whether or not incorporated, that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code that includes any member of the Transferred Group.

“Estimated Purchase Price” means (i) the Enterprise Value, plus (ii) the Estimated Cash, plus (iii) the Working Capital Overage, if any, minus (iv) the Estimated Indebtedness, if any, minus (v) the Working Capital Underage, if any, minus (vi) the Estimated Seller Transaction Expenses, if any.
“GAAP” means United States generally accepted accounting principles as in effect on the date hereof or for the period in which such principles are applied.
“Governmental Authority” means any United States or non-United States national, federal, state or local governmental, regulatory or administrative authority agency or commission or judicial or arbitral body.
“Indebtedness” means, as at a specified date, without duplication (i) the amount of all obligations for borrowed money of the Transferred Group, (ii) liabilities of the Transferred Group evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (iii) all obligations, contingent or otherwise, of the Transferred Group in respect of any surety bonds, letters of credit, bankers' acceptances or similar instruments (to the extent drawn), (iv) any interest rate swap, currency swap, forward contract or other hedging arrangement of the Transferred Group (v) any guarantees relating to any such indebtedness of another Person, (vi) all obligations (including accrued interest) without duplication under a lease agreement that would be capitalized pursuant to GAAP but excluding any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capitalized leases unless such breakage costs, prepayment penalties, fees or other similar amounts are due at the Closing, and (vii) any premium, accrued and unpaid interest, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection with the foregoing (i)-(v).
“Intellectual Property” means all intellectual property rights and rights in confidential information of every kind and description arising under the laws of the United States or any other jurisdiction, including all U.S. and foreign: (i) trade names, trademarks and service marks (registered and unregistered), names, corporate names, domain names, social media addresses, logos, slogans, trade dress, design rights, and other similar designations of source or origin, and rights and applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing (collectively, “Marks”); (ii) patents and patent applications, rights in respect of utility models or industrial designs, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (collectively, “Patents”); (iii) copyrights and registrations and applications therefor and copyrightable subject matter (collectively, “Copyrights”); (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”); (v) trade secrets and all other know-how, ideas, inventions, discoveries, methods, processes, formulae, models, methodologies, technical data, specifications, research and development information, technology, and other proprietary or confidential information, including customer lists, but excluding any Copyrights or Patents that cover or protect any of the foregoing (collectively, “Trade Secrets”); (vi) rights of privacy and publicity, moral rights and rights of attribution and integrity; (vii) all rights in the foregoing and in other similar intangible assets; and (viii) all applications and registrations for the foregoing.
“IRS” means the Internal Revenue Service of the United States.
“Knowledge” with respect to the Seller means the actual knowledge after reasonable inquiry of the persons listed in Schedule 1.1(b) of the Disclosure Schedules as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate).
“Law” means any statute, law, ordinance, regulation, rule, code, injunction, judgment, decree, stipulation, award, settlement agreement or order of or with any Governmental Authority.

“Leased Real Property” means the real property leased or subleased by any member of the Transferred Group, in each case, as tenant, together with, to the extent leased by a member of the Transferred Group, all buildings and other structures, facilities or improvements currently or as of the Closing Date located thereon and all easements, licenses, rights and appurtenances of the Transferred Group relating to the foregoing.
“Material Adverse Effect” means any event, change, development, state of fact, occurrence, condition or effect that, individually or in the aggregate with all other events, changes, developments, states of fact, occurrences, conditions or effects (i) would have a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Transferred Group, taken as a whole or (ii) would prevent, materially delay or materially impede the performance by the Seller or any member of the Transferred Group of its or their obligations under this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby, other than, in the case of clause (i), any event, change, development, state of fact, occurrence, condition or effect occurring after the date of this Agreement resulting from (A) changes in general economic, financial market, business or geopolitical conditions, (B) general changes or developments in any of the industries in which the Transferred Group operate, (C) natural disasters or calamities, (D) changes in any applicable Laws or required changes in applicable accounting regulations or principles or interpretations thereof (E) any outbreak or escalation of hostilities or any acts of war or terrorism or (F) the announcement or pendency of this Agreement and the transactions contemplated hereby (except for the purposes of Section 3.3); provided, however, that with respect to clauses (A), (B), (C) and (D), the impact of such event, change, development, state of fact, occurrence, condition or effect is not disproportionately adverse to the Transferred Group, taken as a whole, relative to other participants in the industry in which the Transferred Group operates.
“Net Working Capital” means, as at a specified date and without duplication, an amount (which may be positive or negative) equal to current assets minus current liabilities, in each case as shown on the consolidated balance sheet of the Transferred Group as of such date and calculated in accordance with the Applicable Accounting Principles, without regard to Cash or Seller Transaction Expenses. For the sake of clarity, (i) current assets shall include all outstanding customer prepayments, but current assets shall not include any current or deferred tax assets and (ii) current liabilities shall not include any deferred Tax liabilities, or any current Tax liabilities other than (A) accrued payroll Taxes and (B) accrued value added Tax and other similar Taxes.
“Permitted Encumbrance” means (i) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, and for which adequate reserves have been maintained in accordance with GAAP, (ii) mechanics', carriers', workers', repairers' and other similar liens in an amount not material to the members of the Transferred Group, taken as a whole, and arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of any member of the Transferred Group, or where the validity or amount of which is being contested in good faith by appropriate proceedings, (iii) zoning and entitlement regulations relating to real property promulgated by Governmental Authorities, which are not violated by the current use or occupancy of such real property or operation of the Transferred Group thereon, (iv) non-exclusive outbound licenses of Intellectual Property granted in the ordinary course of business and (v) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Encumbrances that do not, and would not reasonably be expected to, individually or in the aggregate, materially or adversely (x) affect the Transferred Group or (y) interfere with the present use of the assets of the Transferred Group, taken as a whole.
“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, joint venture, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Personal Element” means a natural person's full name (or last name if associated with an address), telephone number, e-mail address, Unique Identifying Number, photograph, or any other information, alone or in combination, that allows for the identification of a natural person.
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.
“Purchase Price” means the amount equal to the Estimated Purchase Price, subject to adjustment in accordance with Section 2.3, plus the Trapped Cash Payable.
“Representatives” means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors, bankers and other representatives of such Person.
“Return” means any return, declaration, report, statement, or information statement required to be filed with a Governmental Authority with respect to Taxes.
“Seller Transaction Expenses” means (i) the fees, costs and expenses (including legal, accounting, financial advisory and other expenses of professionals) incurred by the Seller or the Transferred Group on or prior to the Closing Date in connection with the transactions contemplated by this Agreement, but excluding expenses payable by Seller and not by any member of the Transferred Group, whether paid before or after Closing, and (ii) any stay, retention or other bonuses or compensation payable in connection with or as a result of the transactions contemplated by this Agreement, including the amounts listed on Schedule 5.11(j) of the Disclosure Schedules, whether paid prior to or following the Closing Date, in each case of the preceding clause (i) and (ii), excluding expenses paid by the Seller or a member of the Transferred Group in full prior to the Closing Date.
“Straddle Period” means any tax period beginning before and ending after the Closing Date.
“Subsidiary” means, with respect to any specified Person, any other Person which the specified Person, directly or indirectly, controls, including through (i) the ownership of at least 50% of the outstanding authorized capital, share capital, registered capital, voting securities or other equity or voting interests are owned, directly or indirectly, by such specified Person or (ii) contractual arrangements, including, with respect to any member of the Transferred Group, the Control Documents.
“Target Net Working Capital” means $7,500,000; provided, that if the Closing Date occurs after December 31, 2013, "Target Net Working Capital" shall mean $8,000,000.
“Taxes” means (i) any and all income, estimated, gross receipts, license, payroll, employment, excise, capital gains or corporation tax on capital gains, severance, stamp, stamp duty reserve tax, occupation, premium, property, environmental (including taxes under Section 59A of the Code), windfall profit, capital stock, franchise, employees' income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, asset, sales, use, transfer, documentary, value added, alternative, add-on minimum and other taxes, fees, assessments, levies, tariffs, charges or duties of any kind, in each case, in the nature of taxes (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority and (ii) any liability for the payment of any amounts described in clause (i) as a transferee or successor, by contract or otherwise.

“Transferred Group” means the Transferred Companies and their Subsidiaries. When referring to the Transferred Group or members of the Transferred Group generally, or to the business or assets of the foregoing, and not to any member of the Transferred Group in its capacity as a legal entity, references to the Transferred Group shall include the Assets.
“Transfer Taxes” means all U.S. federal, state and local and all foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes and fees that may be imposed or assessed in connection with the transfer of the Shares and Assets as contemplated under this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties. For the avoidance of doubt, Transfer Taxes shall not include (i) any income Taxes or capital gains Taxes imposed on the Seller or any Transferred Group member as a result of the transfer of the Shares and Assets as contemplated under this Agreement or (ii) any Taxes relating to or arising out of any of the transactions described in Section 5.18 (including on the Disclosure Schedules referenced therein).
“Transition Services Agreement” means that certain Transition Services Agreement, and the schedules related thereto, dated as of the Closing Date, by and between the Buyer and the Seller, substantially in the form attached hereto as Exhibit D.
“Trapped Cash Payable” means, without duplication, (x) the product of (A) the maximum amount of Cash at VC Sweden and Pricerunner as of the Closing Date that can be distributed to Seller or its Affiliates (other than the members of the Transferred Group) based upon the 2013 Distributable Amount minus the portion, if any, of the 2013 Distributable Amount actually distributed to Seller or its Affiliates (other than the members of the Transferred Group) prior to the Closing multiplied by (B) 0.65, plus (y) after giving effect to the maximum hypothetical distributions in (x), the maximum amount of Cash at each member of the Transferred Group as of the Closing Date that can be distributed to Seller or its Affiliates (other than the members of the Transferred Group) up to the 2014 Distributable Amount multiplied by 0.70, plus (z) the Trapped Cash Amount multiplied by 0.50, the amount of such "Trapped Cash Payable" calculated in a manner as set forth in the illustrative example as attached hereto as Exhibit E.
“Trapped Cash Amount” means the amount of Cash held by the members of the Transferred Group organized outside the U.S. as of the Closing Date (taking into account any portion of 2013 Distributable Amount actually distributed) that exceeds (x) the 2013 Distributable Amount minus the portion of 2013 Distributable Amount actually distributed to Seller or its Affiliates (other than the members of the Transferred Group) prior to the Closing, plus (y) the 2014 Distributable Amount.
“Unique Identifying Number” means an identifier uniquely associated with a Person such as a social security number, driver's license number, passport number or customer number, but excluding an identifier which is randomly or otherwise assigned so that it cannot reasonably be used to identify such Person.
“User Data” means: (a) all data related to impression and click-through activity of website users, including user identification and associated activities at a web site as well as pings and activity related to closed loop reporting and all other data associated with a user's behavior on the Internet, (b) all data that contains a Personal Element, (c) all data and other content created, developed or maintained, whether by third Persons (including users of the websites of the Transferred Group members) or otherwise, on any website of the Transferred Group members, (d) known, or reasonably inferred information or attributes about a user or identifier, and (e) all derivatives and aggregations of (b), (c) and (d), including user profiles or other information provided by or collected from users of the Transferred Group members' websites.

“Variable Interest Entity” means as of any date any variable interest entity over which the Seller or Transferred Group exercises control pursuant to contractual arrangements and which is consolidated with the Seller or Transferred Group in accordance with generally accepted accounting principles applicable to the Seller and Transferred Group as of such date.
“Working Capital Overage” shall exist when (and shall be equal to the amount by which) the Estimated Net Working Capital exceeds the Target Net Working Capital.
“Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Target Net Working Capital exceeds the Estimated Net Working Capital.
Section 1.2    Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
Acquired EntitySection 5.12(b)(i)

Acquisition Proposal	Section 5.16

Action	Section 1.1

ADSP	Section 6.3(b)

Affiliate	Section 1.1

Agreement	Preamble

Ancillary Agreements	Section 1.1

Applicable Accounting Principles	Section 2.3(a)

Assets	Section 1.1

Assignment and Assumption Agreement	Section 1.1

Balance Sheet	Section 3.7(a)

Basket Amount	Section 8.5(b)(iii)

Business Day	Section 1.1

Business Employees	Section 3.12(a)

Buyer	Preamble

Buyer Excluded Matters	Section 8.5(b)(ii)

Buyer Indemnified Parties	Section 8.2

Buyer Material Adverse Effect	Section 1.1

Buyer Savings Plan	Section 5.11(d)

Buyer Welfare Benefit Plans	Section 5.11(e)(i)

Cap	Section 8.5(b)(i)

Cash	Section 1.1

Closing	Section 2.2(a)

Closing Cash	Section 2.3(b)

Closing Date	Section 2.2(a)

Closing Indebtedness	Section 2.3(b)

Closing Net Working Capital	Section 2.3(b)

Closing Seller Transaction Expenses	Section 2.3(b)

COBRA Obligations	Section 5.11(e)(ii)

Code	Section 1.1

Collective Bargaining Agreement	Section 3.12(a)

Competing Business	Section 5.12(a)

Confidentiality Agreement	Section 5.8

Consolidated Return	Section 1.1

control	Section 1.1

Control Documents	Section 1.1

Controlling Party	Section 6.5(c)

Copyrights	Section 1.1

Disclosure Schedules	Article III

Employee Plan	Section 3.11(a)

Encumbrance	Section 1.1

Enterprise Value	Section 1.1

Environmental Laws	Section 3.17(c)(i)

Environmental Permits	Section 3.17(c)(ii)

ERISA	Section 3.11(a)

ERISA Affiliate	Section 1.1

Estimated Cash	Section 2.3(a)

Estimated Indebtedness	Section 2.3(a)

Estimated Net Working Capital	Section 2.3(a)

Estimated Purchase Price	Section 1.1

Estimated Seller Transaction Expenses	Section 2.3(a)

Final Closing Statement	Section 2.3(b)

Financial Statements	Section 3.7(a)

Fundamental Representations	Section 8.1

GAAP	Section 1.1

Gibson Dunn	Section 10.20

Governmental Authority	Section 1.1

Group Employees	Section 5.11(a)

Group Owned Copyrights	Section 3.15(a)

Group Owned IP	Section 3.15(a)

Group Owned Marks	Section 3.15(a)

Group Owned Patents	Section 3.15(a)

Group Owned Software	Section 3.15(a)

Hazardous Substances	Section 3.17(c)(iii)

HSR Act	Section 3.3(b)

Indebtedness	Section 1.1

Indemnified Party	Section 8.4(a)

Indemnifying Party	Section 8.4(a)

Independent Accounting Firm	Section 2.3(d)

Intellectual Property	Section 1.1

Interested Parties	Section 3.24

Interested Party	Section 3.24

Investopedia	Recitals

Investopedia Assets	Section 3.20(b)

IRS	Section 1.1

Knowledge	Section 1.1

Law	Section 1.1

Leased Real Property	Section 1.1

Losses	Section 8.2

Marks	Section 1.1

Material Adverse Effect	Section 1.1

Material Contracts	Section 3.18(a)

Minimum Loss Amount	Section 8.5(b)(iii)

Net Adjustment Amount	Section 2.3(g)(i)

Net Working Capital	Section 1.1

Non-US Plans	Section 3.11(d)

Notice of Disagreement	Section 2.3(c)

Patents	Section 1.1

Permits	Section 3.9(b)

Permitted Encumbrance	Section 1.1

Person	Section 1.1

Personal Element	Section 1.1

Post-Closing Tax Period	Section 1.1

Potential Contributor	Section 8.6

Pre-Closing Tax Period	Section 1.1

Preliminary Closing Statement	Section 2.3(a)

Price Allocations	Section 6.3(b)

Pricerunner	Recitals

Purchase Price	Section 1.1

Representatives	Section 1.1

Reserves Amount	Section 3.30

Restricted Entities	Section 5.12(a)

Return	Section 1.1

Sample Statement	Section 2.3(a)

Section 338 Elections	Section 6.3(a)

Section 338(g) Election	Section 6.3(a)

Section 338(h)(10) Election	Section 6.3(a)

Securities Act	Section 4.6

Seller	Preamble

Seller Excluded Matters	Section 8.5(b)(i)

Seller Indemnified Parties	Section 8.3

Seller Plans	Section 3.11(a)

Seller Savings Plan	Section 5.11(d)

Seller Transaction Expenses	Section 1.1

Seller Welfare Benefit Plans	Section 5.11(e)(i)

Seller's Marks	Section 5.13

Shares	Recitals

Software	Section 1.1

Straddle Period	Section 1.1

Subsidiary	Section 1.1

Target Net Working Capital	Section 1.1

Taxes	Section 1.1

Termination Date	Section 9.1(d)

Third Party Claim	Section 8.4(a)

Trade Secrets	Section 1.1

Transfer Taxes	Section 1.1

Transferred Companies	Recitals

Transferred Employees	Section 5.11(a)

Transferred Group	Section 1.1

Transferred Group Assets	Section 3.20(a)

Transition Services Agreement	Section 1.1

Trapped Cash	Section 1.1

Unique Identifying Number	Section 1.1

US$	Section 10.14

User Data	Section 1.1

Variable Interest Entity	Section 1.1

VC Brands	Recitals

VC Canada	Recitals

VC Ireland	Preamble

VC Korea	Recitals

VC Sweden	Recitals

WARN Act	Section 3.12(b)

Working Capital Overage	Section 1.1

Working Capital Underage	Section 1.1

ARTICLE II
PURCHASE AND SALE
Section 2.1    Purchase and Sale of the Shares and Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, (i) the Seller shall sell, assign, transfer, convey and deliver the Shares free and clear of all Encumbrances to the Buyer or its designees and the Buyer shall purchase the Shares from the Seller and (ii) each of the Asset Transferors shall sell, assign, transfer, convey and deliver the Assets free and clear of all Encumbrances (other than Permitted Encumbrances) to the Buyer or its designees and the Buyer shall purchase the Assets from each of the Asset Transferors, for an aggregate amount in cash equal to the Purchase Price.
Section 2.2    Closing.
(a)    The sale and purchase of the Shares and the Assets shall take place at a closing (the “Closing”) to be held at the offices of Gibson, Dunn & Crutcher LLP, 555 Mission Street, San Francisco, California, 94105, at 10:00 a.m., Pacific time, on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction of such conditions at the Closing), or at such other place or at such other time or on such other date as the Seller and the Buyer mutually may agree in writing, provided, that, the Closing shall not occur prior to the earlier of (x) the date after the completion of the distribution, pursuant to the actions taken by Seller as set forth on Schedule 5.17(i), of the maximum amount of Cash at VC Sweden and Pricerunner distributable with regard to the 2013 Distributable Amount to Seller or any of its Affiliates (other than any members of the Transferred Group) and (y) January 15, 2014; provided, further, that, the Buyer shall, in its sole discretion, upon four Business Days' written notice to the Seller, have the right to extend the Closing Date for one or more periods of 20 Business Days (the "Extension Period") to the extent that the Seller has not completed the distribution referenced in clause (x), with the Closing to occur on the earlier of (A) the date during the applicable Extension Period specified by Buyer on not less than four Business Days written notice to Seller and (B) the last day of the applicable Extension Period, subject, in each case, on such day or date to the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction of such conditions at the Closing); provided, further, that the Closing Date may not be extended past the Termination Date and to the extent the Buyer determines to extend the Closing Date during the period that is within 20 Business

Days of the Termination Date, then the Closing Date shall be extended to the Termination Date. The day on which the Closing takes place is referred to as the “Closing Date.”
(b)    At the Closing:
(i)    the Buyer shall deliver or cause to be delivered to the Seller an amount equal to the Estimated Purchase Price plus the Trapped Cash Payable;
(ii)    the Seller shall deliver or cause to be delivered to the Buyer the original certificates, if any, representing the Shares free and clear from any Encumbrances, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed;
(iii)    Each of the Asset Transferors shall deliver an Assignment and Assumption Agreement to the Buyer;
(iv)    the Seller shall ensure that the Buyer is duly recorded in the shareholders' register of VC Sweden as the owner of all shares in VC Sweden; and
(v)    the Seller shall deliver or cause to be delivered to the Buyer powers of attorney issued by the registered authorized signatories of VC Sweden, enabling the persons appointed by the Buyer to sign for and on behalf of VC Sweden until new signatories have been duly registered.
(c)    All payments hereunder shall be made by wire transfer of immediately available funds in United States dollars to such account as may be designated to the payor by the payee no later than 11 a.m., Pacific time, on the date that is one Business Day prior to applicable payment date.
Section 2.3    Purchase Price Adjustments.
(a)    At least three Business Days prior to the Closing Date, the Seller shall prepare, or cause to be prepared, and deliver to the Buyer a reasonably detailed statement (the “Preliminary Closing Statement”) setting forth a calculation of (i) a good-faith estimate of the Transferred Group's (A) Net Working Capital (the “Estimated Net Working Capital”), (B) Indebtedness (the “Estimated Indebtedness”), (C) Cash held by the members of the Transferred Group organized in the United States (the “Estimated Cash”) and (D) the Seller Transaction Expenses (the “Estimated Seller Transaction Expenses”), each determined as of 12:01 a.m., Pacific time, on the Closing Date (and without giving effect to the transactions contemplated herein), based on the Transferred Group's books and records and other applicable information available with regard to such calculations and (ii) on the basis of the foregoing, a calculation of the Estimated Purchase Price. Estimated Net Working Capital, Estimated Indebtedness, Estimated Cash and Estimated Seller Transaction Expenses shall be calculated in good faith on a basis consistent with Applicable Accounting Principles. An illustrative example of a Preliminary Closing Statement and calculation of Net Working Capital is set forth as Exhibit B (the “Sample Statement”). Prior to the Closing, the Seller and the Buyer, each in good faith, shall seek to resolve any differences that they may have with respect to the computation of any of the items in the Preliminary Closing Statement and revise the calculation of the Estimated Purchase Price accordingly; provided, that if the parties are unable to resolve all such differences prior to the Closing, the amounts of the Estimated Net Working Capital, Estimated Indebtedness, Estimated Cash, and Estimated Seller Transaction Expenses as reflected in the Preliminary Closing Statement or as otherwise agreed to by the parties shall be used for purposes of calculating the Estimated Purchase Price on the Closing Date.

(b)    Within 90 days after the Closing Date, the Buyer shall (with the assistance and cooperation of the Seller, to the extent reasonably requested by the Buyer) cause to be prepared and delivered to the Seller a written statement (the “Final Closing Statement”) that shall include and set forth a calculation in reasonable detail of the actual (i) Net Working Capital (“Closing Net Working Capital”), (ii) Indebtedness (“Closing Indebtedness”), (iii) Cash held by the members of the Transferred Group organized in the United States (“Closing Cash”) and (iv) Seller Transaction Expenses (“Closing Seller Transaction Expenses”), each determined as of the Closing Date (and without giving effect to the transactions contemplated herein). The Final Closing Statement shall be (i) prepared on a basis consistent with the Applicable Accounting Principles and (ii) based exclusively on the facts and circumstances as they exist prior to the Closing and shall exclude the effects of any event, act, change in circumstances or similar development arising or occurring on or after the Closing. To the extent any actions following the Closing with respect to the accounting books and records of the Transferred Group on which the Final Closing Statement and the foregoing calculations are to be based are not consistent with the Applicable Accounting Principles, such changes shall not be taken into account in preparing the Final Closing Statement or calculating amounts reflected thereon.
(c)    The Final Closing Statement shall become final and binding on the 30th day following delivery thereof, unless prior to the end of such period, the Seller delivers to the Buyer a written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any dispute as to the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Seller Transaction Expenses as set forth in the Final Closing Statement. The Seller shall be deemed to have agreed with all items and amounts of Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Seller Transaction Expenses not specifically referenced as being in dispute in the Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 2.3(d). Any Notice of Disagreement may reference only disagreements based on mathematical errors or based on amounts of the Closing Net Working Capital, Closing Indebtedness, Closing Cash or Closing Seller Transaction Expenses as reflected on the Final Closing Statement not being calculated in accordance with the Applicable Accounting Principles.
(d)    During the 30 day period following delivery of a Notice of Disagreement by the Seller to the Buyer, the parties in good faith shall seek to resolve in writing any differences that they may have with respect to the calculation of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Seller Transaction Expenses as specified therein (and all such discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule and evidence of such discussions shall not be admissible in any future proceedings between the parties). Any disputed items resolved in writing between the Seller and the Buyer within such 30 day period shall be final and binding with respect to such items, and if the Seller and the Buyer agree in writing on the resolution of each disputed item specified by the Seller in the Notice of Disagreement and the amount of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Seller Transaction Expenses, the amounts so determined shall be final and binding on the parties for all purposes hereunder. If the Seller and the Buyer have not resolved all such differences by the end of such 30 day period, the Seller and the Buyer shall submit within 5 Business Days of the end of such 30 day period, in writing, to an independent public accounting firm (the “Independent Accounting Firm”), their briefs detailing their views as to the correct nature and amount of each item remaining in dispute and the amounts of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Seller Transaction Expenses, and the Independent Accounting Firm shall make a written determination as to each such disputed item and the amount of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Seller Transaction Expenses. The Independent Accounting Firm shall be agreed in writing by the Seller and the Buyer, but shall not be Deloitte & Touche LLP. The Buyer and the Seller shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to it within 30 days following the submission thereof. The Independent Accounting Firm shall consider only those items and amounts in the Buyer's and the Seller's respective calculations of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Seller Transaction Expenses that are identified as being items and amounts to which the Buyer and the Seller have been unable to agree. The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to correcting mathematical errors and determining whether the items and amounts in dispute were determined in accordance with the Applicable Accounting Principles and the Independent Accounting Firm is not to make any other determination, including any determination as to whether the Target Net Working Capital is sufficient or whether the Preliminary Closing Statement was delivered in accordance with the terms of this Section 2.3. In resolving any disputed item, the Independent Accounting Firm shall base its determination solely on written submissions of the Buyer and the Seller and may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Independent Accounting Firm's determination of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Seller Transaction Expenses shall be based solely on written materials submitted by the Buyer and the Seller (i.e., not on independent review). The determination of the Independent Accounting Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review. Judgment may be entered upon the written determination of the Independent Accounting Firm in accordance with Section 10.9. In acting under this Agreement, the Independent Accounting Firm will be entitled to the privileges and immunities of an arbitrator.
(e)    The costs of any dispute resolution pursuant to this Section 2.3, including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by the Seller and the Buyer in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The fees and disbursements of the Representatives of each party incurred in connection with the preparation or review of the Final Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.
(f)    The Buyer and the Seller will, and will cause the Transferred Group (in the case of the Seller, prior to the Closing and, in the case of the Buyer, during the period from and after the date of delivery of the Final Closing Statement through the resolution of any adjustment to the Purchase Price contemplated by this Section 2.3) to afford the other party and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, books and records of the Transferred Group and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this Section 2.3.  Each party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations specified in this Section 2.3; provided that such accountants shall not be obligated to make any work papers available except in accordance with such accountants' disclosure procedures and then only after the non-client party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants.
(g)    The Purchase Price shall be adjusted, upwards or downwards, as follows:
(i)    For the purposes of this Agreement, the “Net Adjustment Amount” means an amount, which may be positive or negative, equal to (A) the Closing Net Working Capital as finally determined pursuant to this Section 2.3 minus the Estimated Net Working Capital, plus (B) the Estimated Indebtedness minus the Closing Indebtedness as finally determined pursuant to this Section 2.3, plus (C) the Closing Cash as finally determined pursuant to this Section 2.3 minus the

Estimated Cash, plus (D) the Estimated Seller Transaction Expenses minus the Closing Seller Transaction Expenses, each as finally determined pursuant to this Section 2.3;
(ii)    If the Net Adjustment Amount is positive, the Purchase Price shall be adjusted upwards in an amount equal to the Net Adjustment Amount, and the Buyer shall pay the Net Adjustment Amount to the Seller; and
(iii)    If the Net Adjustment Amount is negative (in which case the “Net Adjustment Amount” for purposes of this clause (iii) shall be deemed to be equal to the absolute value of such amount), the Purchase Price shall be adjusted downwards in an amount equal to the Net Adjustment Amount, and the Seller shall pay the Net Adjustment Amount to the Buyer.
(h)    Amounts to be paid pursuant to Section 2.3(g) shall bear interest from the Closing Date to the date of such payment at a rate equal to the rate of interest on the Business Day immediately following the final determination of such amounts as announced publicly by Wells Fargo Bank, N.A. as its prime rate, calculated on the basis of a year of 365 days and the number of days elapsed. Payments in respect of Section 2.3(g) shall be made within three Business Days of final determination of the Net Adjustment Amount pursuant to the provisions of this Section 2.3 by wire transfer of immediately available funds to such account or accounts as may be designated in writing by the party entitled to such payment at least two Business Days prior to such payment date.
(i)    Notwithstanding any other provision of this Agreement, the Buyer shall be entitled to deduct and withhold from any consideration payable hereunder, or other payment otherwise payable pursuant to this Agreement, the amounts reasonably determined by the Buyer, after good faith consultation with the Seller, to be required to be deducted and withheld under the Code, or any provision of any U.S. federal, state, local or foreign Tax Law; provided, however, that unless there is a change in law, the Buyer shall not deduct or withhold any Taxes from any consideration payable hereunder, or other payment otherwise payable pursuant to this Agreement, if (i) the Seller and each Asset Transferor provide Buyer with two properly completed executed originals of IRS Form W-9 or IRS Form W-8, as applicable, and (ii) the Seller provides Buyer with a certificate of non-foreign status in compliance with Treasury Regulations Section 1.1445-2(b)(2)(iv)(B) pursuant to Section 7.3(d) of this Agreement. Any amounts so withheld shall be paid over to the appropriate Governmental Authority. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF THE SELLER
Except as set forth in the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”), the Seller hereby represents and warrants to the Buyer as follows:
Section 3.1    Organization and Qualification.
(a)    The Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all necessary corporate (or similar) power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each member of the

Transferred Group is (i) an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation as set forth in Schedule 3.1(a) of the Disclosure Schedules, and has all necessary corporate (or similar) power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (ii) duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except, in the case of this clause (ii), for any such failures that have not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)    The Seller has heretofore furnished to the Buyer the following documents with respect to each member of the Transferred Group: a true, complete and correct copy of the certificate of incorporation and bylaws or equivalent organizational documents, each as amended to date. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. No member of the Transferred Group is in violation of any provision of its certificate of incorporation or bylaws (or similar organizational documents).
Section 3.2    Authority. Each of the Seller and the Asset Transferors has full corporate (or similar) power and authority to execute and deliver this Agreement and/or each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of the Seller and the Asset Transferors of this Agreement and/or each of the Ancillary Agreements to which it will be a party and the consummation by the Seller and the Asset Transferors of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate (or similar) action on the part of the Seller, the Asset Transferors and each Transferred Group member and no further action is required by the Seller, the Asset Transferors or any member of the Transferred Group for such authorization. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Seller and/or the Asset Transferors will be a party will have been, duly executed and delivered by the Seller and/or the Asset Transferors, as applicable, and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Seller and/or the Asset Transferors will be a party will constitute, the legal, valid and binding obligations of the Seller and/or the Asset Transferors, as applicable, enforceable against the Seller and/or the Asset Transferors, as applicable, in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).
Section 3.3    No Conflict; Required Filings and Consents.
(a)    The execution, delivery and performance by the Seller and the Asset Transferors of this Agreement and/or each of the Ancillary Agreements to which the Seller or the Asset Transferors will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:
(i)    conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of the Seller, the Asset Transferors or any member of the Transferred Group;
(ii)    conflict with or violate any Law applicable to the Seller, the Asset Transferors or any member of the Transferred Group or by which any property or asset of any member of the Transferred Group is bound or affected; or

(iii)    conflict with, result in any violation or breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, or give to others any rights of termination, acceleration, amendment, modification or cancellation of, any material contract or agreement to which any member of the Transferred Group is a party or by which any member of the Transferred Group is bound;
except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Transferred Group, taken as a whole. The actions described in the foregoing do not and will not result in the imposition of any Encumbrances on the assets of the Transferred Group, other than Permitted Encumbrances.
(b)    None of the Seller, the Asset Transferors or any member of the Transferred Group is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Seller, the Asset Transferors and/or any member of the Transferred Group of this Agreement and each of the Ancillary Agreements to which the Seller or the Asset Transferors will be a party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of any member of the Transferred Group, except (i) for any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) for such filings as may be required by any applicable federal or state securities or “blue sky” Laws, (iii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Transferred Group, taken as a whole or (iv) as may be necessary as a result of any facts or circumstances solely relating to the Buyer or any of its Affiliates.
Section 3.4    Shares and Assets. The Seller is the record and beneficial owner of the Shares, free and clear of any Encumbrance. The Seller has the right, authority and power to sell, assign and transfer the Shares to the Buyer. Upon delivery to the Buyer of certificates for the Shares at the Closing, the Buyer's payment of the Purchase Price and registration of the Shares in the name of the Buyer in the stock records of the Transferred Companies, the Buyer shall acquire good, valid and marketable title to the Shares, free and clear of any Encumbrance other than Encumbrances created by the Buyer. the Asset Transferors is the record and beneficial owner of the Assets, free and clear of any Encumbrance (other than Permitted Encumbrances). the Asset Transferors has the right, authority and power to sell, assign and transfer the Assets to the Buyer. Upon delivery to the Buyer of the Assignment and Assumption Agreement at the Closing, and the Buyer's payment of the Purchase Price, the Buyer shall acquire good, valid and marketable title to the Assets, free and clear of any Encumbrance other than Permitted Encumbrances and Encumbrances created by the Buyer.
Section 3.5    Capitalization. The authorized and outstanding capital stock of each Transferred Company is as set forth in Schedule 3.5 of the Disclosure Schedules. All of the Shares are validly issued, fully paid and nonassessable and no such capital stock was issued in violation of any preemptive rights. The Shares constitute (or, in the case of VC Sweden, will constitute at Closing) all of the issued, reserved for issuance or outstanding capital stock of, and equity or voting interests in, each Transferred Company. There are no issued, reserved for issuance or outstanding subscriptions, obligations, options, warrants, calls, bonds, debentures, notes, convertible securities or other rights, agreements, arrangements or commitments of any kind relating to the capital stock of, or other equity or voting interests in, any Transferred Company or obligating any Transferred Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or any other interest (including equity and voting interests) in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, any Transferred Company, or any other equity or equity-based awards, whether settled in cash or other property, or obligating any Transferred Company to issue, grant, extend or enter into any such security, option, warrant, call, right or contract. There are no outstanding contractual obligations of any Transferred Company to purchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, any Transferred Company or to provide funds to, or make any investment (in the form of loans, capital contributions or otherwise) in, any other Person. There are no agreements or understandings in effect with respect to the holding, voting, registration, redemption, repurchase, disposition of or transfer of any of the capital stock of, or other equity or voting interests in, any Transferred Company other than the Control Documents.
Section 3.6    Equity Interests. Except for the Subsidiaries of the Transferred Companies listed in Schedule 3.6 of the Disclosure Schedules and included in the Transferred Group, no member of the Transferred Group directly or indirectly owns any capital stock of, or equity, partnership, membership or similar interest or voting interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such capital stock of, equity, partnership, membership or similar interest or voting interest in, any Person. Each Transferred Company legally and beneficially owns all of the issued and outstanding capital stock of, and other equity or voting interests in, each of its respective Subsidiaries listed on Schedule 3.6 of the Disclosure Schedules free and clear of any Encumbrance (other than the Control Documents). Other than the Control Documents, there are no issued, reserved for issuance or outstanding subscriptions, obligations, options, warrants, calls, bonds, debentures, notes, convertible securities or other rights, agreements, arrangements or commitments of any kind relating to the capital stock of, or other equity or voting interests in, any Subsidiary of a Transferred Company or obligating any Subsidiary of a Transferred Company to issue, deliver or sell, or cause to be issued, delivered or sold any shares of capital stock of, or any other interest (including equity and voting interests) in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, such Subsidiary, or any other equity or equity-based awards, whether settled in cash or other property, or obligating any Subsidiary of a Transferred Company to issue, grant, extend or enter into any such security, option, warrant, call, right or contract. There are no outstanding contractual obligations of any Transferred Company or any Subsidiary of a Transferred Company to purchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, any Subsidiary of a Transferred Company or to provide funds to, or make any investment (in the form of loans, capital contributions or otherwise) in, any other Person. Other than the Control Documents, there are no agreements or understandings in effect with respect to the holding, voting, registration, redemption, repurchase, disposition of or transfer of any of the capital stock of, or other equity or voting interests in, any Subsidiary of a Transferred Company.
Section 3.7    Financial Statements; No Undisclosed Liabilities.
(a)    True, complete and correct copies of the unaudited consolidated balance sheet of the Transferred Group as at December 31, 2012 and the related unaudited consolidated statement of income of the Transferred Group for the 12 month period then ended and the unaudited consolidated balance sheet of the Transferred Group as at October 31, 2013 (the “Balance Sheet”), and the related consolidated statement of income of the Transferred Group for the ten month period then ended, together with all related notes and schedules thereto (collectively referred to as the “Financial Statements”), are attached hereto as Schedule 3.7(a) of the Disclosure Schedules. The Financial Statements (i) have been prepared based on the books and records of the Transferred Group (except as may be indicated in the notes thereto), (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the consolidated financial position, statements of income, retained earnings, results of operations and cash flows of the Transferred Group as at the respective dates thereof and for the respective periods indicated therein in accordance with GAAP applied on a consistent basis, except (w) as otherwise noted therein and reflected in the Financial Statements, including the statements attached as Schedule 3.7(a) of the Disclosure Schedules, (x) subject, in the case of the interim financial statements, to normal and recurring year-end adjustments that are not reasonably expected to be, individually or in the aggregate, material in amount, (y) that the Financial Statements do not contain all footnotes required to be included in audited financials and (z) that the corporate allocations of the Seller services were calculated in good faith by the Seller but may not reflect the entirety of all services provided by the Seller or the amount of resources that Buyer will need to dedicate to such services.
(b)    Each of the Seller and the members of the Transferred Group maintains accurate books and records that in all material respects reflect their respective assets and liabilities and maintains and has maintained for all periods reflected in the Financial Statements, proper and adequate internal accounting controls that provide assurance that (i) transactions are recorded as necessary to permit accurate preparation of its financial statements and to maintain accurate accountability for its assets; (ii) the reporting of its assets is compared with existing assets at regular intervals; and (iii) accounts, notes and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. To the Seller’s Knowledge, no auditor, Affiliate, accountant or Representative of the Seller or any member of the Transferred Group, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, claim, weakness or deficiency, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Seller and the Transferred Group, taken as a whole, or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Seller or the Transferred Group has engaged in questionable accounting or auditing practices.
(c)    There are no debts, liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, of the Transferred Group of a nature required to be reflected or reserved against on a consolidated balance sheet of the Transferred Group prepared in accordance with GAAP, other than any such debts, liabilities or obligations (i) reflected or reserved against on the Financial Statements or the notes thereto, (ii) incurred (A) after the date of the Balance Sheet but on or before the date of this Agreement or (B) after the date of this Agreement and permitted to be incurred pursuant to this Agreement, in each case in the ordinary course of business consistent with past practices of the Transferred Group or (iii) that would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Group, taken as a whole.
Section 3.8    Absence of Certain Changes or Events. Since December 31, 2012, (i) the business of the Transferred Group has been conducted, in all material respects, in the ordinary course of business consistent with past practice, (ii) no member of the Transferred Group has taken or agreed to take any action that would be prohibited by Section 5.1(c), (f), (h), (i) (as to waivers of material rights under Material Contracts only), or (r) if taken after the date of this Agreement, and (ii) there has not occurred any event, change, development, state of fact, occurrence, condition or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.
Section 3.9    Compliance with Law; Permits.
(a)    Each member of the Transferred Group is and since January 1, 2011 has been in compliance with all Laws applicable to it, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since January 1, 2011, none of the Seller or any member of the Transferred Group has (x) received any written notice alleging any non-compliance with such Laws relating to the Transferred Group or (y) conducted an internal investigation in connection with which outside legal counsel was retained for the purpose of conducting or assisting with such investigation with respect to any actual, potential or alleged non-compliance described in the preceding sentence of this clause (a).
(b)    Each member of the Transferred Group is in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices, qualifications and other authorizations of any Governmental Authority necessary for each member of the Transferred Group to own, lease and operate its properties and to carry on its business as currently conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except, individually or in the aggregate, as would not have a Material Adverse Effect, the Permits are in full force and effect and none of the members of the Transferred Group is in default (with or without notice or lapse of time or both) or violation of any such Permit and, since January 1, 2011, none of the Seller or any member of the Transferred Group has received any written notice from any Governmental Authority threatening to suspend, revoke, withdraw, modify or limit any such Permit.
(c)    No representation or warranty is made under this Section 3.9 with respect to ERISA, Taxes or environmental matters, which representations and warranties are covered exclusively by Sections 3.11, 3.16 and 3.17, respectively.
(d)    The Transferred Group has at all times, and to the Seller’s Knowledge, any third party email provider has at all times, complied in all material respects with all Laws relating to the transmission of unsolicited commercial emails, including without limitation the CAN-SPAM Act of 2003 (codified at 15 U.S.C. §§ 7701-7713 and 18 U.S.C. § 1037) and Sections 17529.1--17529.9 and Section 17538.45 of the California Business and Professions Code.
Section 3.10    Litigation. As of the date hereof, (a) there is no Action by or against any member of the Transferred Group pending, or to the Knowledge of the Seller, threatened, that would, individually or in the aggregate, if adversely determined, reasonably be expected to result in the imposition of damages in excess of $250,000 individually or $750,000 in the aggregate or would reasonably be expected to result in the imposition of any equitable relief or affect the legality, validity or enforceability of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby and (b) no member of the Transferred Group is subject to any outstanding material injunction, writ, judgment, order or decree of any Governmental Authority.
Section 3.11    Employee Benefit Plans.
(a)    Schedule 3.11(a) of the Disclosure Schedules sets forth (i) a list of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, whether written or unwritten, that are maintained, contributed to or sponsored by the Seller or any member of the Transferred Group for the benefit of any current or former employee, officer or director of any member of the Transferred Group and (ii) a list of all employment, termination, severance or other contracts, agreements or arrangements for or with any current or former employee, officer or director of any member of the Transferred Group (collectively, the “Seller Plans”). Each Seller Plan that is sponsored or maintained by the Transferred Group is referred to herein as an “Employee Plan” and shall be designated as such on Schedule 3.11(a) of the Disclosure Schedules. The Seller has made available to the Buyer a true and complete copy of each Employee Plan and, to the extent applicable, all current summary plan descriptions and the most recent determination letter from the IRS with respect to any Employee Plan.
(b)    (i) Each Employee Plan has been maintained in all material respects in accordance with its terms and, to the extent applicable, the requirements of ERISA and the Code, (ii) each member of the Transferred Group has performed all material obligations required to be performed by it under any Employee Plan and is not in any material respect in default under or in violation of any Employee Plan, and (iii) no Action (other than claims for benefits in the ordinary course) is pending or, to the Knowledge of the Seller, threatened in writing with respect to any Employee Plan by any current or former employee, officer or director of any member of the Transferred Group.
(c)    Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and no fact or event has occurred since the date of such letter or letters from the IRS that would reasonably be expected materially and adversely to affect the qualified status of any such Employee Plan or the exempt status of any such trust.
(d)    None of the Seller, the members of the Transferred Group or their ERISA Affiliates maintain, contribute to or sponsor any multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a single employer plan (within the meaning of Section 4001(a)(15) of ERISA) for which any member of the Transferred Group has or would reasonably be expected to incur liability.
(e)    With respect to Employee Plans that are subject to or governed by the Laws of any jurisdiction other than the United States (the “Non-US Plans”), each Non-US Plan required to be registered with a Governmental Authority has been registered, has been maintained in good standing with the appropriate Governmental Authorities, has been maintained and operated and fully and timely accounted for in all material respects in accordance with its terms and is in compliance in all material respects with all applicable Law and no event has occurred since the date of the most recent approval or application therefore relating to any such Non-US Plan that could reasonably be expected to materially affect any such approval relating thereto or increase the costs relating thereto in a manner material to the Transferred Group. Each Non-US Plan is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Law, and the fair market value of the assets held under each Non-US Plan that is a pension plan or that is funded on an actuarial basis is sufficient so as to permit a termination of each such Non-US Plan, in full compliance with applicable Law (to the extent such a fully funded or fully insured Non-US Plan may be terminated in accordance with applicable Law), immediately after the Closing Date without the Buyer, the Transferred Group or any of their Affiliates being required to make additional contributions to such Non-US Plan (or related trust) or to incur any liability with respect to the funding or payment of benefits under such Non-US Plan.
(f)    Except as set forth on Schedule 3.11(f) of the Disclosure Schedules, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former employee or officer of the Transferred Group to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or benefit or vesting, or increase the amount of compensation due to any such employee or officer.
(g)    No Employee Plan provides welfare benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(h)    The representations and warranties contained in this Section 3.11 are the only representations and warranties being made with respect to ERISA.
Section 3.12    Labor and Employment Matters.
(a)    (i) No member of the Transferred Group, nor the Seller with respect to any of the Group Employees, is a party to, or bound by, any labor or collective bargaining contract, work rules or practices, or any other labor-related agreement or arrangement with any labor union, trade union, works council or labor organization (collectively, a “Collective Bargaining Agreement”); (ii) there are no Collective Bargaining Agreements that pertain to employees of any member of the Transferred Group or to any of the Group Employees (collectively, the “Business Employees”), and no Business Employees are represented by any labor union, trade union, works council or labor organization with respect to their employment with any member of the Transferred Group, or the Seller with respect to any of the Group Employees; (iii) no labor union, trade union, works council, labor organization or group of Business Employees, has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) to the Knowledge of the Seller, there are no organizing activities or collective bargaining arrangements that would affect the Transferred Group, or the Seller with respect to any of the Group Employees, pending or under discussion with any labor organization or group of Business Employees; (v) since January 1, 2011 there have been no actual or threatened lockouts, strikes, slowdowns, work stoppages, material arbitrations, material grievances, labor disputes, against or affecting any member of the Transferred Group or the Seller with respect to any of the Group Employees; and (vi) there are no former employees of VC Sweden or its Subsidiaries who have any statutory right according to the Swedish Employment Protection Act (1982:80) to re-employment with VC Sweden or its Subsidiaries. No unfair labor practice or labor charge or complaint is pending or, to the Knowledge of the Seller, threatened with respect to the Transferred Group or the Seller with respect to any Group Employees before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority.
(b)    Each member of the Transferred Group, and the Seller with respect to the Group Employees: (i) has, to the Knowledge of Seller, properly classified and treated (a) all of its workers as independent contractors or employees, and (b) all of its employees as “exempt” or “nonexempt” from overtime requirements under applicable Law, with only immaterial exceptions; and (ii) is and has been in all material respects in compliance with all notice and other requirements under the Worker Adjustment Retraining and Notification Act of 1988 and any similar local, state or non-U.S. Law (the “WARN Act”).
(c)    To the Knowledge of Seller, no current or former Business Employees are in any respect in material violation of any term of any nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to any member of the Transferred Group or the Seller, or (ii) to a former employer of any Business Employee relating (1) to the right of any such employee to be employed by any member of the Transferred Group or the Seller, or (2) to the knowledge or use of Trade Secrets or proprietary information in connection with his or her employment with any member of the Transferred Group or the Seller.
(d)    Schedule 3.12(d) of the Disclosure Schedules contains a complete and accurate list of each Business Employee, including: job title and function; date of hire; geographic location; work permit, immigration permit, visa or other authorization held and applicable expiration date; current base salary or hourly rate; and target bonus or incentive compensation for 2013. The Seller shall update Schedule 3.12(d) up to and including the Closing Date.

Section 3.13    Insurance. Schedule 3.13 of the Disclosure Schedules sets forth a true and complete list of all material insurance policies in force with respect to the Transferred Group and, as of the date hereof, (i) all such policies are in full force and effect and all premiums due thereunder have been paid and (ii) there is no claim pending under any of the Transferred Group members' insurance policies as to which coverage has been questioned, denied or disputed, in whole or in part, by the underwriters of such policies.
Section 3.14    Real Property.
(a)    No member of the Transferred Group owns any real property.
(b)    Schedule 3.14(b) of the Disclosure Schedules lists the street address of each parcel of Leased Real Property leased by a member of the Transferred Group and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property and identifies the applicable lease. None of the Leased Real Property has been pledged or assigned by any member of the Transferred Group. A member of the Transferred Group has a valid leasehold estate in all such Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances and any such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All leases in respect of such Leased Real Property are in full force and effect, neither the Seller nor any member of the Transferred Group has received any written notice of a breach of default thereunder, and to the Knowledge of the Seller, no event has occurred that, with notice or lapse of time or both, would constitute a breach or default thereunder, except for any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(c)    Schedule 3.14(c) of the Disclosure Schedules lists the street address of each parcel of real property used by the Transferred Group, that is not Leased Real Property, and the identity of the lessee or owner of such real property, as applicable.
Section 3.15    Intellectual Property.
(a)    Schedule 3.15(a)(i) of the Disclosure Schedules sets forth an accurate and complete list of all registered Marks, applications for registration of Marks, and domain names (and certain material unregistered Marks) owned by each member of the Transferred Group (collectively, the “Group Owned Marks”), Schedule 3.15(a)(ii) of the Disclosure Schedules sets forth an accurate and complete list of all issued Patents and applications for Patents owned by each member of the Transferred Group (collectively, the “Group Owned Patents”), Schedule 3.15(a)(iii) of the Disclosure Schedules sets forth an accurate and complete list of all registered Copyrights and pending applications for registration of Copyrights owned by each member of the Transferred Group (collectively, the “Group Owned Copyrights”), and Schedule 3.15(a)(iv) of the Disclosure Schedules sets forth an accurate and complete list of all material software owned by each member of the Transferred Group (collectively, the “Group Owned Software” and, together with the Group Owned Marks, the Group Owned Patents, and the Group Owned Copyrights, the “Group Owned IP”). A member of the Transferred Group solely and exclusively owns and possesses, free and clear of all Encumbrances (other than Permitted Encumbrances), all right, title and interest in and to any Group Owned IP and all registrations included in any Group Owned IP are subsisting, and, to the Knowledge of Seller, valid and enforceable.
(b)    In the past three years, there has been no written claim asserted or threatened in writing challenging the scope, validity, or enforceability of any applications or registrations for Patents, Marks or Copyrights included in any of the Group Owned IP.

(c)    Each member of the Transferred Group owns, or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all material Intellectual Property used or held for use in, or necessary to conduct, the business of such member of the Transferred Group.
(d)    The Transferred Group has taken reasonable steps to protect and maintain the confidentiality of all material Trade Secrets of the Transferred Group, including requiring all Persons having access thereto to execute agreements that include non-disclosure obligations. All material Intellectual Property that is used, or held for use, in the business of any member of the Transferred Group that was created (whether solely or jointly) by current or former employees, officers, contractors and consultants for a member of the Transferred Group or in the course of such employee's, officer's, contractor's or consultant's employment or engagement (as the case may be) with a member of the Transferred Group, is solely and exclusively owned by a member of the Transferred Group either by operation of law or pursuant to a written assignment agreement.
(e)    The conduct of the business of each member of the Transferred Group (including the products and services distributed, sold or offered by each such member of the Transferred Group, and any technology or materials used in connection therewith) as currently conducted, and the conduct of the business of each member of the Transferred Group as conducted in the past three years, does not materially infringe upon, misappropriate, or otherwise violate, and has not materially infringed, misappropriated, or otherwise violated any Intellectual Property of any third party, and neither the Seller nor any member of the Transferred Group has received within the prior three years any written notice asserting or threatening (including in the form of offers or invitations to obtain a license) that any such infringement, misappropriation, or other violation has occurred. To the Knowledge of the Seller, no third party is materially misappropriating, infringing or otherwise violating any Intellectual Property owned or purported to be owned by a member of the Transferred Group, and no such claims have been asserted or threatened in writing against any third party by any member of the Transferred Group or, to the Knowledge of the Seller, any other Person, in the past three years.
(f)    Other than the Seller's Marks or the Intellectual Property specifically identified as being provided to the Transferred Group under and pursuant to the Transition Services Agreement or readily commercially available off the shelf software, (i) there is no material Intellectual Property owned or licensed by Seller or its Affiliates (other than any members of the Transferred Group) that is used or held for use in the conduct of business of the Transferred Group, and (ii) no current or former Affiliate (other than another member of the Transferred Group), partner, director, stockholder, officer, or employee of any member of the Transferred Group will, after giving effect to the transactions contemplated hereby, own, or retain any proprietary rights in any material Intellectual Property owned, used, or held for use by the Transferred Group in the conduct of the business of such member of the Transferred Group.
(g)    The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, any member of the Transferred Group's right to own, use, or hold for use any material Intellectual Property as owned, used, or held for use in the conduct of the business of such member of the Transferred Group.
(h)    Each member of the Transferred Group has at all times complied with, in all material respects (i) its own rules, policies and procedures (including posted privacy policies, if any), and (ii) all applicable Laws, relating to privacy, data protection, and the collection, compilation, sharing, use, storage, transfer or security from unauthorized disclosure of personally identifiable information (including name, address, telephone number or email address) collected, used, or held for use by such member of the Transferred Group. Each member of the Transferred Group takes reasonable measures to ensure that personally identifiable information is protected against unauthorized access, use, modification, or other misuse and except for disclosures of information required by Law or authorized by the provider of the personally identifiable information, the members of the Transferred Group do not sell, rent or otherwise make available to third parties any such personally identifiable information. To the Knowledge of the Seller, there have been no breaches involving any User Data, Personal Element or Unique Identifying Number held or collected by the Transferred Group members and in the last three years no written claims have been asserted or threatened in writing against any member of the Transferred Group alleging a violation of any Person's privacy or personal information or data rights. The consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any Law or rule, policy or procedure related to privacy, data protection, or the collection and use of personal information collected, used, or held for use by or on behalf of any member of the Transferred Group in the conduct of the business of such member of the Transferred Group.
(i)    With respect to the material Group Owned Software used or held for use in the business of any member of the Transferred Group, to the Knowledge of the Seller, (i) no member of the Transferred Group has delivered, licensed or made available, and no member of the Transferred Group has a duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any such Group Owned Software to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of a member of the Transferred Group, and (ii) no such Group Owned Software is subject to the terms of any “open source” or other similar license that has resulted in or would result in any source code or Group Owned Software owned or purported to be owned or developed by or on behalf of any member of the Transferred Group to be disclosed, licensed, publicly distributed, or dedicated to the public.
Section 3.16    Taxes.
(a)    All material Returns required to have been filed by or with respect to any member of the Transferred Group or the Assets have been timely filed (taking into account any extension of time to file granted or obtained), and such Returns have been duly and accurately prepared in all material respects.
(b)    All material Taxes due and payable with respect to any Transferred Group member or the Assets (whether or not shown an any Return) have been paid except for Taxes for which adequate reserves have been maintained in accordance with GAAP. There is no pending claim for a material refund made by or with respect to any Transferred Group member (other than with respect to refunds relating solely to a Consolidated Return).
(c)    No member of the Transferred Group that is a U.S. person for U.S. federal income tax purposes, and to Seller’s Knowledge, no other member of the Transferred Group is currently the beneficiary of any extension of time within which to file any material Return, and to Seller’s Knowledge, no request for such an extension is currently outstanding. There are no outstanding extensions or waivers of statutes of limitations for the collection or assessment of material Taxes due from any member of the Transferred Group that is a U.S. Person for U.S. federal income tax purposes, and to the Seller’s Knowledge, there are no such outstanding extensions or waivers from any other member of the Transferred Group, and further to the Seller’s Knowledge, no written request for such an extension or waiver is currently outstanding. To Seller’s Knowledge, there are no outstanding extensions of time within which to file any material Return, or for the collection or assessment of material Taxes, relating to any Asset.

(d)    No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority in writing against any member of the Transferred Group or with respect to any Asset that has not been satisfied by payment, settled or withdrawn.
(e)    There are no pending Tax audits, investigations, examinations, administrative or judicial proceedings with respect to any material Taxes or material Returns of any member of the Transferred Group or the Assets. Neither of the Asset Transferors (solely with respect to the Assets) nor any Transferred Group member has received written notice from any taxing authority that it intends to commence such an audit, examination, investigation or proceeding and, to the Seller's Knowledge, no such audit, examination, investigation or proceeding has been threatened in writing within the past five (5) years or is pending.
(f)    There are no Tax liens on or pending against the assets of any member of the Transferred Group or against the Assets (other than Permitted Encumbrances).
(g)    No Transferred Group member has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code. No Transferred Group member (i) is or has been a member of an affiliated group filing a consolidated U.S. federal income tax Return within the past five (5) years (other than the consolidated group of which the Seller is the common parent), and (ii) has any liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 or any comparable provision of state, local or foreign Law (other than any member of the Transferred Group, the Seller or any of its Affiliates), as a transferee or successor or by contract (other than any such customary agreements with customers, vendors, lessors or the like entered into in the ordinary course of business the primary purpose of which agreement (as distinguished from the tax-related provision contained in the agreement) does not relate to Taxes). No Transferred Group member is or has been a party to any transaction that is “listed transaction” as defined in Section 6707A of the Code and Treasury Regulation Section 1.6011-4(b)(2), or any comparable provision of state, local, or foreign Law.
(h)    No power of attorney which is currently in force has been granted by or with respect to any Transferred Group member with respect to any matter relating to Taxes. No claim has been made in writing by a Governmental Authority with respect to any Transferred Group member or the Asset Transferors (solely with respect to the Assets) in a jurisdiction where any such entity does not file Returns that such entity is or may be subject to taxation by that jurisdiction.
(i)    (x) Each of VC Brands and VC Korea is taxable as a C corporation under Subchapter C of the Code for U.S. federal income tax purposes, and is a member of the affiliated group filing a consolidated U.S. federal income tax Return of which the Seller is the common parent; (y) Investopedia is a limited liability company that is disregarded as an entity separate from the Seller for U.S. federal income tax purposes; and (z) each member of the Transferred Group not described in clauses (x) or (y) of this Section 3.16(i) is an association taxable as a corporation for U.S. federal income tax purposes.
(j)    None of the Assets transferred by the Asset Transferors pursuant to this Agreement is a “United States real property interest” (as defined in Section 897(c) of the Code).
(k)    No Transferred Group member will be required to include in a Post-Closing Tax Period any material taxable income attributable to income that accrued in a Pre-Closing Tax Period but was not recognized for tax purposes in such prior Pre-Closing Tax Period (or to exclude from taxable income in a Post-Closing Tax Period any material deduction the recognition of which was accelerated from such Post-Closing Tax Period to a Pre-Closing Tax Period) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code (or any comparable provisions of state, local or foreign Tax law).
(l)    Neither Asset Transferor nor any Transferred Group member has entered into a closing agreement with the IRS under Section 7121 of the Code (or any comparable provision of state, local or foreign Tax law), and no Transferred Group member is subject to any private letter ruling of the IRS or comparable ruling by any other Governmental Authority.
(m)    No member of the Transferred Group is party to, bound by or otherwise obligated with respect to any Tax allocation or sharing agreement or arrangement (other than, for the avoidance of doubt, any Non-Tax Sharing Agreement) entered into solely among members of the Transferred Group
(n)    The representations and warranties contained in this Section 3.16 that (i) relate to Asset Transferors and the Assets are made only to the extent that a breach or inaccuracy of such representations and warranties could result in a liability of any Buyer Indemnified Party to any Person, whether as a result of applicable Law, contract or otherwise and (ii) are the only representations and warranties being made with respect to Taxes.
Section 3.17    Environmental Matters.
(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Transferred Group is in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits, (ii) there are no claims pursuant or relating to any Environmental Law pending or, to the Knowledge of the Seller, threatened against any member of the Transferred Group or relating to any of their business, operations or real property and (iii) no member of the Transferred Group has been, or is, liable for any release of or exposure to any Hazardous Substances at any location.
(b)    The representations and warranties contained in this Section 3.17 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental, health or safety matter, including natural resources, related to the Transferred Group.
(c)    For purposes of this Agreement:
(i)    “Environmental Laws” means any Laws of any Governmental Authority in effect as of the date hereof relating to pollution or protection of human health or safety or the environment.
(ii)    “Environmental Permits” means all Permits under any Environmental Law.
(iii)    “Hazardous Substances” means any chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, materials or wastes, petroleum and petroleum products, greenhouse gases, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health or safety or the environment.

Section 3.18    Material Contracts.
(a)    Schedule 3.18 of the Disclosure Schedules contains a true, complete and correct list of the contracts and agreements to which any member of the Transferred Group is a party or by which any member of the Transferred Group or any of the Assets is bound, or (other than insurance policies of Seller and its Affiliates other than the members of the Transferred Group) pursuant to which a member of the Transferred Group participates or receives services which services are not contemplated by the Transition Services Agreement, and that fall within any of the following categories (such contracts and agreements as described in this Section 3.18(a) being “Material Contracts”):
(i)    all contracts or agreements that provide for, or could reasonably be expected to result in, payment or receipt by the Transferred Group of more than $300,000 in any year, including any such contracts and agreements with customers or clients;
(ii)    all contracts and agreements relating to (A) Indebtedness or the deferred purchase price of property or (B) conditional sale arrangements;
(iii)    all contracts and agreements that (A) limit or purport to limit the ability of any member of the Transferred Group to engage or compete in any line of business or with any Person or in any geographic area or during any period of time or (B) grant to the other party or any third Person “most favored nation” status;
(iv)    all contracts and agreements (A) granting to any member of the Transferred Group any right to use, obtain, enforce, or register any material Intellectual Property that is used, or held for use, in the business of such member of the Transferred Group (but not including commercially available “off-the-shelf” software having a replacement cost and annual license fee of less than $250,000 in the aggregate for all such related contracts), (B) under which a member of the Transferred Group grants to a third party any rights to use, obtain, enforce, or register any material Intellectual Property, other than standard non-exclusive internal use licenses granted to customers in the ordinary course of business, or (C) other than contracts and agreements already described in subsection (A) and (B), restricting any member of the Transferred Group's right to use, enforce, or register any material Intellectual Property that is used, or held for use, in the business of such member of the Transferred Group;
(v)    all contracts and agreements with the Seller or any of its Affiliates or any other Affiliate of the Transferred Group (other than, in each case, another member of the Transferred Group);
(vi)    all contracts and agreements that create (or govern the operation of) a joint venture, partnership, alliance or any similar arrangement, in each case, that is material to the operation of the Transferred Group, taken as a whole;
(vii)    all Control Documents;
(viii)    all acquisition agreements, asset purchase agreements, stock purchase agreements or other similar agreements, relating to transactions which have not yet been consummated, or pursuant to which the Transferred Group could reasonably be expected to pay total consideration (including assumption of debt) after the date of this Agreement in excess of $200,000;

(ix)    all contracts and agreements that obligate the Transferred Group to provide indemnification or a guarantee that could reasonably be expected to result in payments in excess of $200,000 individually or $1,000,000 in the aggregate; and
(x)    any other contract or agreement that could reasonably be expected to be material to the Transferred Group, taken as a whole.
(b)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Group, taken as a whole, each Material Contract (i) is valid and binding on the applicable member(s) of the Transferred Group, as the case may be, and, to the Knowledge of the Seller, the counterparties thereto, and is in full force and effect and (ii) shall continue in full force and effect upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Schedule 3.3(a) of the Disclosure Schedules are not obtained. Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to any member of the Transferred Group that is a party to such Agreement, none of the members of the Transferred Group is in breach of, or default under (nor to the Knowledge of the Seller is there any condition or event which, with notice or lapse of time or both, would constitute such a breach or default), any Material Contract to which it is a party. To the Knowledge of the Seller, no other party to any Material Contract is in material breach of or default under (nor to the Knowledge of the Seller is there any condition or event which, with notice or lapse of time or both, would constitute such a breach or default) the terms of any Material Contract. No member of the Transferred Group, nor, to the Knowledge of the Seller, any counterparty thereto, has sent or received any communication regarding termination of, or intention not to renew, any Material Contract, and no such termination or non-renewal has been threatened by any of the parties thereto. All Material Contracts have been provided to, or, if they are oral contracts, have been summarized in writing for, the Buyer.
Section 3.19    Brokers
. Except for Wells Fargo Securities, LLC, the fees, commissions and expenses of which will constitute Seller Transaction Expenses and be paid at Closing by the Seller, no agent, broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Seller or the Transferred Group.
Section 3.20    Transferred Group Assets.
(a)    The assets and rights owned by the Transferred Group (other than VC Canada, Investopedia and the Assets), together with the services provided under the Transition Services Agreement, comprise the assets required to operate the business of the Transferred Group as of the Closing Date (other than VC Canada, Investopedia and the Assets) (such assets, the “Transferred Group Assets”) in all material respects in substantially the same manner as such operations are conducted as of the Closing Date, except that (i) upon termination of the Transition Services Agreement, the Transferred Group will no longer have access to the corporate level services set forth on Schedule 3.20(a) of the Disclosure Schedules that are currently provided to the Transferred Group by the Seller, (ii) the Leased Real Property does not constitute all of the real property currently used by the Transferred Group, (iii) the members of the Transferred Group and the Assets will no longer have the benefit of any of Seller’s or its Affiliates’ insurance policies (other than any such policies maintained by a member of the Transferred Group), and (iv) the Seller will not provide any access to any employee benefit plans of the Seller and its Affiliates to any Business Employee after the Closing Date.
(b)    The assets and rights owned by VC Canada and Investopedia, together with the Assets and the services provided under the Transition Services Agreement, comprise the assets actually used and all assets required to operate the business of VC Canada and Investopedia, including operation of the website www.investopedia.com, as of the Closing Date (such assets, the “Investopedia Assets”) in all material respects in the same manner as such operations are conducted as of the Closing Date, except that (i) upon termination of the Transition Services Agreement, Investopedia will no longer have access to the corporate level services set forth on Schedule 3.20(b) of the Disclosure Schedules that are currently provided to Investopedia by the Seller, (ii) the Leased Real Property does not constitute all of the real property currently used by VC Canada and Investopedia, (iii) the members of the Transferred Group and the Assets will no longer have the benefit of any of Seller’s or its Affiliates’ insurance policies (other than any such policies maintained by a member of the Transferred Group), and (iv) the Seller will not provide any access to any employee benefit plans of the Seller and its Affiliates to any Business Employee after the Closing Date.
Section 3.21    Customers. Schedule 3.21 of the Disclosure Schedules sets forth the names of the 10 largest customers of the Transferred Group (as measured by revenue for the 12-month period ended on September 30, 2013). No customer listed on Schedule 3.21 of the Disclosure Schedules, no customer which individually accounted for more than 10%, and no group or combination of customers that the Seller knows are associated or related which collectively accounted for more than 15%, of the Transferred Group's consolidated revenues during the 12-month period preceding the date hereof has canceled or otherwise terminated, or, to the Knowledge of the Seller, made any threat to cancel, terminate or otherwise materially and adversely alter the terms of its business with the Transferred Group. None of the Seller or any member of the Transferred Group is involved in any material dispute with any such customer of the Transferred Group or has been notified by, or has notified any such customer, in writing, of any breach of any contract or agreement with any such customer.
Section 3.22    Web Practices. (i) Except as disclosed on Schedule 3.22(i) of the Disclosure Schedules, (a) none of the Seller or the Transferred Group members have ever engaged in any material manner in the practice of search engine optimization techniques commonly referred to as “black hat” tactics with respect to any of the Transferred Group members' website(s) (including, without limitation, hidden or invisible text, cloaking, Google bowling, spamdexing, keyword stuffing, doorway pages, paying for links back to the Transferred Group members' website(s), or any other tactics that do not comply with the rules and regulations of search engines), and (b) no search engine has removed, penalized or otherwise asserted any claim against the Seller or the Transferred Group members, or the Transferred Group members' website(s) alleging that the Seller or the Transferred Group members have engaged in any such “black hat” tactics; and (ii) to the Seller's Knowledge, there are no links back to the Transferred Group members' website(s) that the Seller or the Transferred Group members would “disavow”. None of the occurrences disclosed by Seller on Schedule 3.22(i) are currently ongoing.
Section 3.23    Metrics. The information set forth in Schedule 3.23 of the Disclosure Schedules is complete and accurate in all respects. None of the members of the Transferred Group uses any automated devices or applications in conjunction with its websites or any third party sites that are designed to obfuscate or manipulate usage metrics or advertising performance and none of members of the Transferred Group has knowledge of any design or implementation element that has obfuscated or manipulated usage data.
Section 3.24    Related Party Transactions. No (x) management or other officer or director of a member of the Transferred Group or any Affiliate of any such Person or (y) member of the Transferred Group (each of the parties in (x) and (y), an “Interested Party” and collectively, “Interested Parties”) has any agreement (whether oral or written), understanding, proposed transaction with, or is indebted to, any member of the Transferred Group, nor is any member of the Transferred Group indebted (or committed to make loans or extend or guarantee credit) to any Interested Party (other than for accrued salaries, reimbursable expenses or other standard employee benefits payable in the ordinary course of business). No Interested Party has any direct or indirect ownership interest in any Person with which a member of the Transferred Group is affiliated or with which a member of the Transferred Group has a business relationship, or any Person that competes with a member of the Transferred Group. No Interested Party has or has had, either directly or indirectly, any material interest in: (a) any Person which purchases from or sells, licenses or furnishes to a member of the Transferred Group any goods, property, intellectual or other property rights or services; or (b) any contract to which a member of the Transferred Group is a party or by which it may be bound or affected.
Section 3.25    Variable Interest Entity.
(a)    Each party to the Control Documents has the legal right, power and authority (corporate and other) to enter into and perform its or his or her obligations under each Control Document to which it or he or she is a party and has taken all necessary action (corporate and other) to authorize the execution, delivery and performance of, and has authorized, executed and delivered, each Control Document to which it or he or she is a party.
(b)    The execution and delivery by each party named in each Control Document, and the performance by such party of its obligations thereunder and the consummation by it of the transactions contemplated therein shall not (i) conflict with or result in a breach or violation of such party's certificate of incorporation or bylaws or equivalent organizational documents, (ii) conflict with or result in a breach or violation of any Law applicable to such party; (iii) conflict with or result in a breach, acceleration, material modification or violation in of, or constitute a material default under, any Material Contract to which such party or any member of the Transferred Group is a party or by which such party or any member of the Transferred Group is bound; or (iv) result in the creation of any Encumbrance upon any assets, rights or properties of such party or member of the Transferred Group except those under the Control Documents.
(c)    All consents required in connection with the Control Documents have been made or unconditionally obtained in writing, and no such consent has been withdrawn or be subject to any condition precedent which has not been fulfilled or performed.
(d)    The pledge of equity securities pursuant to the Control Documents has been duly filed with the competent Governmental Authority in China.
(e)    No payments were made by any Variable Interest Entity in connection with the removal or appointment of any shareholder of such Variable Interest Entity.
Section 3.26    Certain Payments
. Except as would not be material to the Transferred Group, taken as a whole, no member of the Transferred Group (nor, to the Knowledge of the Seller or any member of the Transferred Group, any of their respective Representatives acting or purporting to act on behalf of any member of the Transferred Group) has (a) used or is using, or has offered to use, directly or indirectly, any funds or other assets for any illegal contributions, gifts, entertainment, or other unlawful expenses relating to political activity, (b) used or is using, or has offered to use, any funds or other assets for any direct or indirect unlawful payments to any foreign or domestic government officials or employees or political parties, (c) violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other foreign or domestic anti-bribery or anti-corruption Laws, (d) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) made or is making, or has offered to make, any bribe, payoff, influence payment, kickback, unlawful rebate or other unlawful payment of any nature.
Section 3.27    Compliance with Key Business Partner Relationships. Since May 15, 2013 and through the Closing Date, Seller has, and all members of the Transferred Group have, complied in all material respects with (i) the terms and conditions of all contracts listed on Schedule 5.15 of the Disclosure Schedules, and (ii) the general business-related policies and procedures governing the business relationship between the party listed on Schedule 3.27(ii) of the Disclosure Schedules or its subsidiaries and their contractual counterparts.
Section 3.28    Distribution of Certain Advertisements. Schedule 3.28 of the Disclosure Schedules sets out (i) all third parties that Seller or any member of the Transferred Group has engaged to provide, or have provided, during the last six months, distribution of the Transferred Group’s advertisements via downloadable software applications and (ii) any third parties that, to the Knowledge of Seller, have been engaged by any third parties referenced in clause (i) to provide, or have provided, during the last six months, distribution of the Transferred Group’s advertisements via downloadable software applications.
Section 3.29    MeziMedia Agreement. The Google Services Agreement between ValueClick Brands, Inc. (as successor to MeziMedia, Inc.) and Google, Inc., dated as of June 28, 2006, as amended, and all work orders and other ancillary agreements related thereto, are each no longer of any force or effect.
Section 3.30    Non-US Cash Balances and Reserves.
(a)    The 2013 Distributable Amount will be the amount, as of the Closing Date, as set forth on a Reserves Schedule (the “Reserves Schedule”) to be delivered to Buyer at least two Business Days prior to the Closing Date. The Reserves Schedule shall specify the portion of the 2013 Distributable Amount that has actually been distributed to Seller prior to the date of the Reserves Schedule. Notwithstanding anything contrary in this Agreement, from and after the delivery of the Reserves Schedule, the Seller shall not, and shall not cause any member of the Transferred Group to, distribute any Cash to Seller or any of its Affiliates (other than any member of the Transferred Group).
(b)    (i) as of the Closing, assuming the consummation of all applicable actions set forth on Schedule 5.17(ii) of the Disclosure Schedules, VC Sweden shall have available distributable reserves, unrestricted equity or similar concept (other than any distributable reserves, unrestricted equity or similar concept (i) arising from any 2013 Distributable Amount or (ii) available for use by any member of the Transferred Group relating to any accruals or income derived prior to January 1, 2013) equal to the 2014 Distributable Amount (except as may be affected by changes in foreign currency exchange rates at the time of any calculation) and (ii) as of September 30, 2014, there will be no legal impediments to Buyer's ability to distribute the 2014 Distributable Amount described in the preceding clause (i).
(c)    After taking into account the consummation of all actions set forth on Schedule 5.17(i) and (ii) of the Disclosure Schedules, the members of the Transferred Group (other than members of the Transferred Group organized in the United States), will collectively have a Cash balance equal to at least the Trapped Cash Amount as set forth in the Reserves Schedule (except as may be affected by changes in foreign currency exchange rates at the time of any calculation).
(d)    As of the Closing, each member of the Transferred Group (other than members of the Transferred Group organized in the United States) shall have a Cash balance equal to the amount set forth on the Reserves Schedule (except as may be affected by changes in foreign currency exchange rates at the time of any calculation).
Section 3.31    Exclusivity of Representations and Warranties. Neither the Seller nor any of its Affiliates or Representatives is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, results of operations, assets or liabilities of the Transferred Group), except as expressly set forth in this Article III, as modified by the Disclosure Schedules, and the Seller hereby disclaims any such other representations or warranties.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer hereby represents and warrants to the Seller as follows:
Section 4.1    Organization and Qualification. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and has all necessary corporate (or similar) power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Buyer is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except, in each case, for any such failures that have not and would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.
Section 4.2    Authority. The Buyer has full corporate (or similar) power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate (or similar) action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will have been, duly executed and delivered by the Buyer and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will constitute, the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).
Section 4.3    No Conflict; Required Filings and Consents.
(a)    The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which the Buyer will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:
(i)    conflict with or violate the certificate of formation or limited liability company agreement of the Buyer;
(ii)    conflict with or violate any Law applicable to the Buyer or by which any property or asset of the Buyer is bound or affected; or
(iii)    conflict with, result in any violation or breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, or give to others any rights of termination, acceleration, amendment, modification or cancellation of, any contract or agreement to which the Buyer is a party or is bound;
except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or be materially adverse to the Seller.
(b)    The Buyer is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which it will be party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of the Buyer, except (i) for any filings required to be made under the HSR Act, (ii) for such filings as may be required by any applicable federal or state securities or “blue sky” Laws or (iii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or be materially adverse to the Seller.
Section 4.4    Financing. The Buyer has sufficient funds to permit the Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, and to pay all related fees and expenses. The Buyer is the legal owner, directly or indirectly, of the assets of the “Search” segment of IAC/InterActiveCorp, as reported in the most recent Quarterly Report on Form 10Q of IAC/InterActiveCorp. Notwithstanding anything to the contrary contained herein, the Buyer acknowledges and agrees that its obligations to consummate the transactions contemplated hereby are not contingent upon its ability to obtain any third party financing.
Section 4.5    Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Buyer.
Section 4.6    Investment Intent. The Buyer is acquiring the Shares for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Shares in a manner that would violate the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Buyer agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. The Buyer is able to bear the economic risk of the transaction (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
Section 4.7    Buyer's Investigation and Reliance. The Buyer is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Transferred Group and the transactions contemplated hereby, which investigation, review and analysis were conducted by the Buyer together with expert advisors, including legal counsel, that it has engaged for such purpose. The Buyer acknowledges that neither the Seller nor any of its Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any data rooms, management presentations, due diligence discussions, estimates, projections or forecasts involving the Transferred Group, including, without limitation, as contained in the Confidential Information Packet dated August 2013 and any other projections provided to Buyer, unless any such information is expressly included in a representation or warranty contained in Article III. Nothing in this Section 4.7 is intended to modify or limit any of the representations or warranties of the Seller set forth in Article III.

Section 4.8    Buyer's Status. Buyer is, and will be as of the Closing Date, a limited liability entity that is wholly-owned by IAC/InterActive Corp and is disregarded as an entity separate from IAC/InterActiveCorp for U.S. federal income tax purposes. No election has been made to treat Buyer as not disregarded as an entity separate from IAC/InterActive Corp for state income tax purposes.
Section 4.9    Exclusivity of Representations and Warranties. The Buyer is not making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, results of operations or its assets or liabilities), except as expressly set forth in this Article IV, as modified by the Buyer Disclosure Schedules, and the Buyer hereby disclaims any such other representations or warranties.

ARTICLE V
COVENANTS
Section 5.1    Conduct of Business Prior to the Closing. Except as otherwise expressly contemplated by this Agreement or as set forth on Schedule 5.1 of the Disclosure Schedules, between the date of this Agreement and the Closing Date, unless the Buyer shall otherwise provide its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall cause the business of the Transferred Group to be conducted in accordance with applicable Law and only in the ordinary course of business consistent with past practice, and the Seller shall cause the members of the Transferred Group to use their respective commercially reasonable efforts to (x) preserve intact in all material respects their business organization, goodwill and relationships, (y) keep available the services of senior managers and key employees of the Transferred Group, and (z) maintain the Transferred Group's assets and properties and the Assets in good working order and condition, consistent with past practice and in accordance with applicable Law. Except as otherwise expressly contemplated by this Agreement or as set forth on Schedule 5.1 of the Disclosure Schedules, between the date of this Agreement and the Closing Date, without the prior consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall cause each member of the Transferred Group and Asset Transferors not to:
(a)    amend its certificate of incorporation or bylaws or equivalent organizational documents or pass any resolution approving the same at a stockholders meeting
(b)    issue or sell any shares of capital stock of any member of the Transferred Group, or any options, warrants, purchase rights, convertible securities, securities that are exchangeable or exercisable for securities of any member of the Transferred Group or other rights of any kind to acquire or subscribe for any such shares or equity interests (including phantom stock, stock appreciation rights or other similar rights) or create any Encumbrance on any shares of capital stock or other equity interests of any member of the Transferred Group;
(c)    sell, transfer, lease, license, pledge, convey, mortgage, guarantee, create or assume any Encumbrance on, or otherwise dispose of, any of the property or assets (tangible or intangible) of any member of the Transferred Group or any of the Assets, other than in the ordinary course consistent with past practice, but in no event with regard to property or assets with an aggregate value of $250,000 or greater;

(d)    declare, set aside, make or pay any dividends or other distributions (whether in cash, stock, property or otherwise) with respect to any of its capital stock or other equity interests, except for (i) dividends, distributions or other payments by any direct or indirect wholly owned Subsidiary of a Transferred Company to such Transferred Company, or dividends on the capital stock of a member of the Transferred Group to the Seller or one of its Affiliates that reduces Cash in the members of the Transferred Group, but only to the extent taken account on the Preliminary Closing Statement, (ii) transfers of cash (other than by intercompany loan or advance or other transactions that result in the creation of an intercompany receivable) among the members of the Transferred Group or Seller and its Affiliates as may be reasonably required for business operations in the ordinary course of business, in each case, solely if, and to the extent, that any such transfer would not materially interfere with the implementation of, or otherwise frustrate the intended effect of, any action contemplated by the first sentence of Section 5.17 or otherwise adversely affect the level of distributable reserves, unrestricted equity or similar concept with respect to any member of the Transferred Group not incorporated or otherwise formed in the U.S. following the Closing; provided that it is understood and agreed that Seller or any of its Affiliates may not take any actions provided for in this Section 5.1(d) with respect to any customer payments that are included as current assets for the purpose of calculating Net Working Capital;
(e)    reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or make any other change with respect to its capital structure;
(f)    acquire any corporation, partnership, limited liability company, other business organization or division thereof or any assets other than in the ordinary course of business consistent with past practice;
(g)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization or recapitalization of any member of the Transferred Group;
(h)    incur any indebtedness for borrowed money, make loans, advances or capital contribution to or investments in any other Person or issue any debt securities;
(i)    extend, modify or amend in any material respect, terminate (other than in accordance with its terms) or enter into any contract, agreement or arrangement that would be a Material Contract if entered into prior to the date hereof or waive any material benefit under any such contract, other than any such contracts, agreements or arrangements entered into in the ordinary course of business consistent with past practice (including contracts, agreements or arrangements with customers, vendors or clients);
(j)    authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $300,000 or capital expenditures that are, in the aggregate, in excess of $300,000 for the Transferred Group taken as a whole;
(k)    fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;
(l)    except as necessary in the ordinary conduct of the business of the Transferred Group, taken as a whole, consistent with past practice, grant or acquire, or agree to grant to or acquire from any Person, any Intellectual Property;

(m)    other than transaction bonuses to be paid by the Seller, grant or announce any increase in the salaries, bonuses or other benefits payable by the members of the Transferred Group to any of their employees, other than (x) as required by Law, (y) pursuant to any plans, programs or agreements existing on the date hereof and disclosed on Schedule 3.11(a) of the Disclosure Schedules or (z) increases in the compensation of individual employees with an aggregate annual compensation not in excess of $100,000 in the ordinary course of business consistent with the past practices of the Transferred Group;
(n)    abandon, dispose of, or permit to lapse any registered or applied-for Intellectual Property owned by any member of the Transferred Group or included in the Assets, or disclose or agree to disclose any material Trade Secret or other material confidential information that is owned by any member of the Transferred Group or included in the Assets in a manner that would result in the loss of confidentiality thereof;
(o)    other than transaction bonuses to paid by the Seller, except as required by this Agreement or as required by Law (i) grant or announce any increase in any severance, change in control, termination or similar compensation or benefits payable to any officer or employee, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Employee Plan, or (iii) enter into, terminate or materially amend any Employee Plan (or any plan, program, agreement, or arrangement that would constitute an Employee Plan if in effect on the date hereof);
(p)    establish, adopt, enter into, terminate or amend any Collective Bargaining Agreement;
(q)    (i) terminate the employment of (x) any Business Employee with a total annual compensation in excess of $100,000, other than for cause, or due to the death or disability of any Business Employee, or (y) any Business Employees with total annual compensation not in excess of $100,000, other than in the ordinary course of business consistent with past practice; (ii) change the title or materially alter the duties of any Business Employee, (iii) transfer any Business Employee out of the Transferred Group, (iv) transfer any non-Business Employee to the Transferred Group, or (v) hire any employee for any member of the Transferred Group, other than employees with total annual compensation not in excess of $200,000 in the ordinary course of business consistent with past practice;
(r)    make any change in any method of accounting or accounting practice or policy, except as required by applicable Law or GAAP;
(s)    (1) compromise or settle any Action (whether or not commenced prior to the date of this Agreement) by or against any member of the Transferred Group or otherwise relating to the Transferred Group's business other than compromises or settlements not in excess of $250,000, individually, or $750,000, in the aggregate (and so long as (A) such settlement or compromise only involves the payment of cash and does not result in any other liability or obligation of any member of the Transferred Group, and (B) includes a complete and unconditional release of the members of the Transferred Group related to the matters underlying such claim), (2) waive any material claims or rights in connection with any Action or (3) commence any Action (other than any Action directly relating to this Agreement or the transactions contemplated hereby or any Action to enforce rights under any insurance policy or Material Contract);
(t)    except to the extent related to a Consolidated Return or as otherwise required by Law, (1) change or rescind any material election relating to Taxes, (2) change any method of Tax accounting in respect of material Taxes, (3) file any Returns relating to any member of the Transferred Group or the Assets that have been prepared in a manner that is inconsistent with past practice, (4) file any amended material Return, (5) settle or compromise any claim, investigation, audit or controversy relating to a material amount of Taxes, (6) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, (7) enter into any closing agreement with respect to any material Tax or (8) knowingly surrender any right to claim a material Tax refund. (For the avoidance of doubt, no other covenant in this Section 5.1 (other than the covenants contained in this paragraph or paragraph (u) of this Section) shall apply to Taxes); or
(u)    agree or commit, whether orally or in writing, to take any of the foregoing actions.
Section 5.2    Covenants Regarding Information.
(a)    From the date hereof until the Closing Date, upon reasonable notice, the Seller shall, and shall cause the members of the Transferred Group to, afford the Buyer and its Representatives reasonable access to the Representatives, properties, offices, plants and other facilities, books and records of the Transferred Group, and shall cause the Transferred Group to furnish the Buyer with such financial, operating and other data and information as the Buyer may reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Buyer's expense, during normal business hours, under the supervision of the Transferred Group's personnel and in such a manner as not unreasonably to interfere with the normal operations of the Transferred Group. Notwithstanding anything to the contrary in this Agreement, no member of the Transferred Group shall be required to disclose any information to the Buyer or its Representatives if such disclosure would (i) in the Seller's good-faith determination, jeopardize any attorney-client or other legal privilege, (ii) in the Sellers' reasonable discretion, contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof or (iii) relate to any consolidated, combined or unitary Return filed by the Seller, the Transferred Group or any of their Affiliates or any of their respective predecessor entities, to the extent such information does not relate to any member of the Transferred Group; provided, that if there is any limit to the Buyer's right to access or information pursuant to this Section 5.2, the Seller shall use its commercially reasonable efforts to (a) obtain any consents from a third party to provide such access or information or (b) develop an alternative to providing such access or information to the Buyer so as to address such lack of access or information in a manner reasonably acceptable to the Buyer; provided that neither the Seller or any of its Affiliates (including the members of the Transferred Group prior to Closing) shall be required to commence any litigation or offer or commit to pay any money or otherwise grant any accommodation (financial or otherwise) to any third party.
(b)    In order to facilitate the resolution of any claims made against or incurred by the Seller (as it relates to the Transferred Group), for a period of seven years after the Closing or, if shorter, the applicable period specified in the Buyer's document retention policy, the Buyer shall (i) retain the books and records relating to the Transferred Group relating to periods prior to the Closing and (ii) upon reasonable notice and at the sole cost and expense of the Seller, afford the Representatives of the Seller reasonable access (including the right to make photocopies), during normal business hours, to such reasonably requested books and records.
(c)    In order to facilitate the resolution of any claims made against or incurred by the Buyer or the Transferred Group, for a period of seven years after the Closing or, if shorter, the applicable period specified in the Seller's document retention policy, the Seller shall (i) retain the books and records relating to the Transferred Group relating to periods prior to the Closing which shall not otherwise have been delivered to the Buyer and (ii) upon reasonable notice and at the sole cost and expense of the Buyer, afford the Representatives of the Buyer reasonable access (including the right to make, at the Buyer's expense, photocopies), during normal business hours, to such books and records; provided, however, that the Seller shall notify the Buyer in writing at least 30 days in advance of destroying any such books and records prior to the seventh anniversary of the Closing Date in order to provide the Buyer the opportunity to copy such books and records in accordance with this Section 5.2(c).
Section 5.3    Non-Disparagement. For a period of three years from and after the Closing, neither Seller nor any of its Affiliates (other than any member of the Transferred Group) shall, directly or indirectly and whether orally or in writing, make or take part in, or encourage the making of, any adverse, critical or disparaging comment or communicate any negative statements, concerning the business, operations or condition (financial or otherwise) of any member of the Transferred Group; provided, that Seller shall not be deemed to have breached any obligation under this Section 5.3 solely as a result of Seller or any of its Affiliates responding in good faith to questions regarding valuation of the Transaction.
Section 5.4    Notification of Certain Matters. Until the Closing, each party hereto shall promptly notify the other party in writing of any state of fact, change, condition, event, development or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VII of this Agreement becoming incapable of being satisfied; provided that such notice shall not be deemed to cure any breach of any representation, warranty, covenant or other agreement of any party hereunder or otherwise limit or affect any remedy of any non-breaching party hereunder.
Section 5.5    Intercompany Arrangements. Except for this Agreement, the Ancillary Agreements, and any agreements set forth on Schedule 5.5 of the Disclosure Schedules, all intercompany and intracompany accounts or contracts between any of the members of the Transferred Group, on the one hand, and the Seller and its Affiliates (other than the Transferred Group), on the other hand, shall be cancelled without any consideration or further liability to any party and without the need for any further documentation, immediately prior to the Closing.
Section 5.6    No Hire; No Solicitation.
(a)    If this Agreement is terminated prior to Closing, the Buyer will not, for a period of three years thereafter, without the prior written consent of the Seller, either alone or in combination with any other Person, directly or indirectly, or through its present of future Affiliates, hire or solicit any person who is an employee of the Seller or the Transferred Group, at the date hereof or at any time hereafter that precedes such termination, to terminate his or her employment with the Seller or the Transferred Group, provided that Buyer, its Affiliates or their Representatives shall in no way be restricted from (i) making a solicitation that is not targeted specifically to any employee or group of employees of the Seller or the Transferred Group, (ii) responding to any employee of the Seller or the Transferred Group who contacts it at his or her own initiative without the prior direct or indirect encouragement or solicitation (other than as permitted by clause (i) or (iii) of this proviso), or (iii) hiring persons (x) who are referred by search firms or employment agencies or similar entities so long as such entities have not been instructed to solicit any employee of the Seller or the Transferred Group or (y) persons who respond to a general solicitation or advertisement that is not specifically directed only to any employee of the Seller or the Transferred Group (and nothing shall prohibit the making of any such solicitation or advertisement). The Buyer agrees that any remedy at law for any breach by the Buyer of this Section 5.6(a) would be inadequate, and that the Seller and the Transferred Group would be entitled to injunctive relief in such a case. If it is ever held that this restriction on the Buyer is too onerous and is not necessary for the protection of the Transferred Group, the Buyer agrees that any court of competent jurisdiction may impose such lesser restrictions which such court may consider to be necessary or appropriate properly to protect the Transferred Group.
(b)    From and after the date of Closing, the Seller will not, for a period of three years thereafter, without the prior written consent of the Buyer, either alone or in combination with any other

Person, directly or indirectly, or through its present of future Affiliates, hire or solicit any person who is an employee of the Buyer or the Transferred Group, at the date hereof or at any time following the Closing, to terminate his or her employment with the Buyer or the Transferred Group, provided that the Seller, its Affiliates or their Representatives shall in no way be restricted from (i) making a solicitation that is not targeted specifically to any employee or group of employees of the Buyer or the Transferred Group, (ii) responding to any employee of the Buyer or the Transferred Group who contacts it at his or her own initiative without the prior direct or indirect encouragement or solicitation (other than as permitted by clause (i) or (iii) of this proviso), (iii) hiring persons (x) who are referred by search firms or employment agencies or similar entities so long as such entities have not been instructed to solicit any employee of the Buyer or the Transferred Group or (y) persons who respond to a general solicitation or advertisement that is not specifically directed only to any employee of the Buyer or the Transferred Group (and nothing shall prohibit the making of any such solicitation or advertisement). The Seller agrees that any remedy at law for any breach by the Seller of this Section 5.6(b) would be inadequate, and that the Buyer and the Transferred Group would be entitled to injunctive relief in such a case. If it is ever held that this restriction on the Seller is too onerous and is not necessary for the protection of the Buyer or the Transferred Group, the Seller agrees that any court of competent jurisdiction may impose such lesser restrictions which such court may consider to be necessary or appropriate properly to protect the Transferred Group.
Section 5.7    Resignations. The Seller will deliver at the Closing the resignation of all of the directors of the members of the Transferred Group, effective as of the Closing, except for such directors that the Buyer specifies in writing to the Seller prior to the Closing Date.
Section 5.8    Confidentiality. Each of the parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other party in connection with the transactions contemplated hereby, including information provided in connection with Section 5.2 and/or Section 5.9 pursuant to the terms of the mutual nondisclosure agreement dated July 2, 2013 between the Buyer and the Seller (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date, at which time such Confidentiality Agreement and the obligations of the parties under this Section 5.8 shall terminate; provided, however, that after the Closing Date, the Confidentiality Agreement shall terminate only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the transactions contemplated by this Agreement. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.
Section 5.9    Consents and Filings; Further Assurances.
(a)    Each of the parties shall use all commercially reasonable efforts, and cooperate with each other, to take, or cause to be taken all appropriate action, to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including to (i) obtain from Governmental Authorities and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and (ii) promptly (and in no event later than 10 Business Days after the date hereof) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under the HSR Act. The Buyer shall pay all filing fees and other charges for the filing under the HSR Act by both parties.
(b)    Each of the Seller and the Buyer shall use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated hereby. In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging such transactions, and if, by mutual agreement, the Seller and the Buyer decide that litigation is in their best interests, each party shall cooperate and use commercially reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any order that is in effect and that prohibits, prevents, or restricts consummation of such transactions. Each of the Seller and the Buyer shall use commercially reasonable efforts to take such action as may be required to cause the expiration of the waiting period under the HSR Act with respect to the transactions contemplated hereby as promptly as possible after the execution of this Agreement, including requesting in their respective Notification and Report Forms under the HSR Act for early termination of the waiting period under the HSR Act.
(c)    Each of the parties shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority. Neither party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act. Subject to the Confidentiality Agreement, the parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.
(d)    Prior to the Closing, the Seller shall, and shall cause the members of the Transferred Group to, use commercially reasonable efforts to obtain any consents and waivers with respect to the transactions contemplated by this Agreement as may be required from parties to contracts to which Seller or a member of the Transferred Group is a party; provided that neither the Seller or any of its Affiliates (including the members of the Transferred Group prior to Closing) shall be required to commence any litigation or offer or commit to pay any money or otherwise grant any accommodation (financial or otherwise) to any third party.
(e)    In the event that in the period from the Closing Date until the date that is 30 months following the Closing Date, either party reasonably believes Seller and its Affiliates (other than the members of the Transferred Group) have retained ownership of, license rights to or other interest in any Transferred Group Assets or Investopedia Assets (in each case, not including, except as provided pursuant to the Transition Services Agreement, (i) the corporate level services set forth on Schedule 3.20(a) or (b) of the Disclosure Schedules (or any contracts or assets relating thereto) that are currently provided to the Transferred Group by the Seller, (ii) any insurance policies of Seller or any of its Affiliates (other than any such policies maintained by any member of the Transferred Group), (iii) any real property used by the Transferred Group other than the Leased Real Property or (iv) any employee benefit plans of the Seller and its Affiliates (other than any such plans maintained by any member of the Transferred Group)), for no additional consideration to Seller or cost and expense to Buyer or any member of the Transferred Group, Seller shall, and shall cause its Affiliates to, transfer or assign such Transferred Group Assets or Investopedia Assets, as applicable, to the Buyer (or its designated Subsidiary) and the parties hereto shall execute all other documents and instruments, and take all other lawful actions reasonably requested, in order to assign and transfer such Transferred Group Assets or Investopedia Assets, as applicable, to the Buyer (or its designated Subsidiary).
(f)    In the event and to the extent that, prior to the Closing, the Seller or any of its Affiliates is unable to obtain a consent, approval or amendment required to assign, license, sublicense, lease, sublease, convey or transfer any Transferred Group Asset or Investopedia Asset to the Buyer (in each case, not including, except as provided pursuant to the Transition Services Agreement, (i) the corporate level services set forth on Schedule 3.20(a) or (b) of the Disclosure Schedules that are currently provided to the Transferred Group by the Seller (or any contracts or assets relating thereto), (ii) any insurance policies of Seller or its Affiliates (other than any such policies maintained by any member of the Transferred Group), (iii) any real property used by the Transferred Group other than the Leased Real Property or (iv) any employee benefit plans of the Seller and its Affiliates (other than any such plans maintained by any member of the Transferred Group)), then in the period from the Closing until the date that is 30 months following the Closing Date, the Seller shall, and shall cause its Affiliates (other than the members of the Transferred Group) to, use commercially reasonable efforts to (i) continue to hold, and to the extent required by the terms applicable to such Transferred Group Asset or Investopedia Asset, operate such Transferred Group Asset or Investopedia Asset in all material respects in the ordinary course of business consistent with past practice and taking into account the transactions contemplated by this Agreement, (ii) cooperate in any arrangement, reasonable and lawful as to the Seller and the Buyer, designed to provide to the Buyer or its Subsidiaries (including the members of the Transferred Group) the benefits arising under such Transferred Group Asset or Investopedia Asset, including consulting with the Buyer as to the operation of such Transferred Group Asset or Investopedia Asset and accepting such reasonable direction as the Buyer shall request of the Seller or its Affiliates, (iii) enforce, at the Buyer's request, or allow the Buyer and its Affiliates (including the members of the Transferred Group) to enforce in a commercially reasonable manner, any rights of the Seller or its Affiliates such Transferred Group Asset or Investopedia Asset against the other party or parties thereto, and (iv) effect the transfer to the Buyer or its Subsidiaries (including the members of the Transferred Group); provided, however, that the costs and expenses incurred by the Seller or its Affiliates at the Buyer's request shall be borne solely by the Buyer. The Seller shall, and shall cause its Affiliates to, without further consideration therefor, pay and remit to the Buyer promptly all monies, rights and other consideration received in respect of such performance as promptly as practicable after receipt thereof. The Buyer shall pay, perform and discharge fully, promptly when due, all of the obligations of the Seller or its Affiliates in respect of such performance, and the Buyer shall indemnify the Seller Indemnified Parties for all Losses arising out of any actions (or omissions to act) of the Seller or any of its Affiliates arising out of such performance or taken at the direction of the Buyer or any of its Subsidiaries (including the members of the Transferred Group), except for any Losses arising out of the gross negligence or bad faith of Seller or its Affiliates.
Section 5.10    Public Announcements. The Seller and the Buyer shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation, except (i) as may be required by applicable Law or the rules of any applicable security exchange (and then, unless impracticable, only after consultation with the Seller or the Buyer, as the case may be) or (ii) as Buyer or Seller deems appropriate in its reasonable judgment, in light of its status as a publically owned company, including without limitation to securities analysts and institutional investors and in press interviews and investor Q&As. Notwithstanding the foregoing, this Section 5.10 shall not apply to any disclosure of information concerning this Agreement or any Ancillary Agreement in connection with any dispute between the parties regarding this Agreement or any Ancillary Agreement.
Section 5.11    Employees.

(a)    Continuity of Employment for all Group Employees. Effective as of the Closing Date, the Buyer or a member of the Transferred Group shall offer employment to each employee of the Seller or its Affiliates who is listed on Schedule 5.11(a) of the Disclosure Schedules (the “Group Employees”) in a geographic location that is no more than 60 miles from such employee's principal business location as of the Closing Date, and with base pay at least equal to his or her base rate of pay as in effect with respect to such employee immediately prior to the Closing Date. Group Employees who accept such offers of employment from the Buyer or a member of the Transferred Group, as applicable, as well as the employees of the Transferred Group who continue to be employed by the applicable member of the Transferred Group by operation of Law are referred to herein as “Transferred Employees.” Such employment by the Buyer or a member of the Transferred Group shall commence effective as of the Closing Date, and shall be deemed for all purposes to have occurred with no interruption or break in service.
(b)    Service Credit. The Transferred Employees shall receive credit for all periods of employment and/or service with the Seller and its Affiliates (including service with predecessor employers, where such credit was provided by the Seller or its Affiliates) prior to the Closing Date for purposes of eligibility, vesting, and determination of the level of benefits, but not for purposes of benefit accruals (other than determining the level of vacation pay accrual), under any benefit plans maintained by the Buyer; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.
(c)    Employee Benefits-General.
(i)    For a period of at least one year following the Closing Date, the Buyer shall provide the Transferred Employees with (x) base salaries or wages that are generally consistent with the base salaries or wages provided to such individuals immediately prior to the Closing Date and (y) employee benefits that are generally consistent in the aggregate as those provided to similarly situated employees of the Buyer. The Seller shall bear the expense of and responsibility for all liabilities relating to the Transferred Employees prior to the Closing Date, and the Buyer shall bear the expense of and responsibility for all liabilities relating to the Transferred Employees on or after the Closing Date.
(ii)    The Seller shall retain and be solely responsible for all liabilities relating to claims made by any employee of the Transferred Group for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated severance or similar payment obligations (including any compensation payable during (or in lieu of) a mandatory termination notice period) incurred on or prior to the Closing Date, including any claims arising out of or in connection with such employee's refusal to accept an offer from (or to commence employment with), or objection to the transfer (whether automatic or by operation of Law) of employment to the Buyer; provided however, that the Buyer shall be responsible for any severance liabilities resulting from the Buyer's failure to comply with Section 5.11 of this Agreement. The liabilities described in this Section 5.11(c)(ii) shall be treated as Seller Transaction Expenses.
(iii)    Except as otherwise provided for in the Transition Service Agreement, effective as of the Closing Date, each Transferred Employee shall cease participation in the Seller Plans (other than the Employee Plans). In no event shall the Buyer assume liabilities under the Seller Plans (other than the Employee Plans) whether incurred prior to, on or following the Closing Date.
(d)    Defined Contribution Plans. The Buyer agrees to have in effect on the Closing Date a defined contribution plan or plans with a salary reduction arrangement that covers U.S. Transferred

Employees, the terms of which meet the requirements of Sections 401(a) and 401(k) of the Code (such plan or plans, the “Buyer Savings Plan”). Each U.S. Transferred Employee who is eligible to contribute to the Seller's contribution plan (the “Seller Savings Plan”) on the Closing Date shall be eligible to contribute to the Buyer Savings Plan commencing on the day after the Closing Date. Such Transferred Employees shall be permitted to roll over their account balances (including loan balances) from the Seller Savings Plan accrued through the Closing Date into their new accounts under the Buyer Savings Plan promptly after the Closing Date, but in no event later than ninety (90) days after the Closing Date or in contravention of ERISA or the Code. Seller shall, and shall cause its Affiliates to, take all such actions necessary such that each U.S. Transferred Employee who participates in the Seller Savings Plan shall, to the fullest extent permitted by the Seller Savings Plan, be fully vested in his or her account balance thereunder effective immediately prior to the Closing Date and, if such vesting is not permitted by any Seller Savings Plans with respect to any U.S. Transferred Employee, Seller shall directly pay, in cash, at the Closing Date an amount to such employee equal to the value such employee would have received pursuant to the acceleration of the vesting referred to in this sentence had such vesting been permitted.
(e)    Welfare Benefit Plans.
(i)    Effective as of the Closing Date, the Buyer shall offer the Transferred Employees and their eligible dependents participation in the medical plans of the Buyer to the Transferred Employees that have been covered by such benefit plans of the Seller prior to the Closing Date. With respect to other welfare benefit plans, including medical, dental, life insurance, and short- and long-term disability (all of such welfare plans, including the Buyer's medical plan described in the previous sentence, the “Buyer Welfare Benefit Plans”), the Buyer shall offer such other welfare benefit plans to such eligible Transferred Employees as soon as practicable after the Closing Date, but in no event more than 30 days after the Closing Date. All waiting periods and pre-existing condition clauses shall be waived under the Buyer Welfare Benefit Plans for such eligible Transferred Employees and their eligible dependents who were participating in the welfare benefits plans and programs of the Seller and its Affiliates (the “Seller Welfare Benefit Plans”) before the Closing Date. The Buyer shall cause the Buyer Welfare Benefit Plans to recognize any out-of-pocket medical and dental expenses incurred by each of such eligible Transferred Employees and their eligible dependents prior to the Closing Date and during the calendar year in which the Closing Date occurs for purposes of determining deductibles and out-of-pocket maximums under the Buyer Welfare Benefit Plans (the Seller shall provide such information to the Buyer prior to the Closing).
(ii)    Effective as of the Closing Date, the Buyer shall assume all responsibilities and obligations for continuation coverage under Sections 601 et seq. of ERISA (“COBRA Obligations”) and any state continuation coverage requirements with respect to the Transferred Employees and their beneficiaries. The Seller agrees that it shall retain responsibility for COBRA Obligations to all qualified beneficiaries of covered employees for whom a “qualifying event” under COBRA occurs prior to the Closing Date.
(f)    Vacation Benefits. From and after the Closing Date, the Buyer shall recognize, and permit the Transferred Employees to use, all of the Transferred Employees' accrued and unused vacation days (the Seller shall provide such information to the Buyer prior to the Closing) in accordance with the Buyer's policies and applicable Law. The Buyer shall recognize service by each Transferred Employee with the Seller and its Affiliates for purposes of determining entitlement to vacation under the applicable vacation policy of the Buyer.
(g)    WARN Act. The Buyer agrees to provide any required notice under the WARN Act, and otherwise to comply with any such statute, including with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting the Transferred Employees and occurring on or after the Closing Date. The Seller agrees to, and to cause each member of the Transferred Group to, provide any required notice under the WARN Act and otherwise to comply with any such statute, including with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees and occurring prior to the Closing Date.
(h)    Bargaining Obligations. Prior to the Closing Date, the Seller shall, and shall cause each member of the Transferred Group to, fully comply with any and all notice, consultation, effects bargaining or other bargaining obligations to any labor union, trade union, works council or labor organization in connection with the transactions contemplated by this Agreement.
(i)    No Third-Party Beneficiaries. No provision of this agreement shall (i) create any right in any employee of the Transferred Group to continued employment by the Buyer, the Seller, or any of their respective Subsidiaries or preclude the ability of the Buyer, the Seller, or any of their respective Subsidiaries to terminate the employment of any employee for any reason, (ii) require the Buyer, the Seller, or any their respective Subsidiaries to continue any Employee Plans or prevent the amendment, modification or termination thereof after the Closing Date, (iii) confer upon any Transferred Employee any rights or remedies under or by reason of this Agreement or (iv) be treated as an amendment to any particular employee benefit plan of the Buyer, the Seller or any of their respective Subsidiaries.
(j)    Bonus Payments. The Seller shall retain and be responsible for the payment of the bonuses listed on Schedule 5.11(j) of the Disclosure Schedules, which shall be treated as Seller Transaction Expenses.
Section 5.12    Non-Competition.
(a)    Except with the prior written consent of the Buyer, during the period commencing immediately after the Closing Date and ending on the third anniversary of the Closing Date, the Seller shall not, and shall cause its Subsidiaries (the Seller together with its Subsidiaries, the “Restricted Entities”) not to engage in (i) any business with annual revenue greater than $10,000,000 whose primary revenue source comes from owning and operating consumer facing websites or (ii) any consumer facing internet business that provides financial information or price comparison or search services (each such business, as so conducted, a “Competing Business”).
(b)    Notwithstanding any provision to the contrary in this Section 5.12, the Restricted Entities, collectively, may, directly or indirectly:
(i)    purchase or otherwise acquire by merger, purchase of assets, stock or controlling interest or otherwise any Person or business the acquisition of which would otherwise cause non-compliance with Section 5.12(a) (such acquired Person, the “Acquired Entity”), so long as:
(A)    a Restricted Entity divests to an unaffiliated third party within six months of such acquisition any portion of such business that would otherwise cause non-compliance with Section 5.12(a) unless the third anniversary of the Closing has occurred prior to such six-month anniversary); or

(B)    at the time of such acquisition, the revenues derived from that portion of the Acquired Entity that engages in the Competing Business constitute less than 20% of the annual net revenues of the Acquired Entity for each of the last 3 years prior to such acquisition;
(ii)    acquire, own or invest in any class of security of any Person regardless of whether such Person engages in a Competing Business, but only to the extent such acquisition, ownership or investment is completed through a bona fide employee benefit plan of any Restricted Entity in the ordinary course of such plan's operation; or
(iii)    hold or make investments in any Person if such securities are listed on an internationally recognized securities exchange, in each case not in excess of 5% of the outstanding securities of such Person.
(c)    In the event any Subsidiary of the Seller ceases to be a Subsidiary of the Seller (whether by divestiture, merger or business combination), the provisions of this Section 5.12 shall no longer apply to such Person or any surviving entity of the same.
(d)    The restrictions set forth in this Section 5.12 shall not apply to any third Person who is engaged in a Competing Business at the time such third Person engages in a merger or business combination with a Restricted Entity, including any surviving entity of the same.
(e)    If, at any time of enforcement of any of the provisions of this Section 5.12, a court of competent jurisdiction holds that the restrictions stated herein are unreasonable under the circumstances then existing, the parties hereto agree that the maximum period, scope or geographic area of this Section 5.12 shall be limited to those that are necessary or appropriate to protect the property of the Transferred Group.
Section 5.13    Use of Names. The Seller is not conveying ownership rights or granting the Buyer, any Affiliate of the Buyer or any member of the Transferred Group a license to use any of the trade names, trademarks, service marks, logos or domain names of the Seller or any Affiliate of the Seller for the name “ValueClick” or any trade name, trademark, service mark, logo or domain name incorporating the name “ValueClick” (the “Seller's Marks”), and, after the Closing, as soon as reasonably practicable following the Closing, but no later than the date that is six (6) months after the Closing Date, the Buyer shall cause each member of the Transferred Group to cease use of such names or Marks of the Seller or any Affiliate of the Seller or any word that is confusingly similar to such names or Marks. The Buyer acknowledges that a violation of this Section 5.13 may cause the Seller and its Affiliates irreparable harm which may not be adequately compensated for by money damages. The Buyer therefore agrees that in the event of any actual or threatened violation of this Section 5.13, the Seller shall be entitled, in addition to other remedies that it may have, to seek a temporary restraining order and to seek preliminary and final injunctive relief against the Buyer or such Affiliate of the Buyer to prevent any violations of this Section 5.13. Notwithstanding the foregoing, nothing in this Section 5.13 shall preclude Buyer or any of its Affiliates from using references to Seller's Marks that are required by law, that constitute permissible “fair use”, or that are in historical, tax or similar records.
Section 5.14    Indebtedness. The Seller shall ensure that, as of the Closing, none of the members of the Transferred Group or their assets or properties shall have any outstanding Indebtedness other than the Indebtedness set forth on Schedule 5.14 of the Disclosure Schedules, or be subject to any Encumbrances securing any Indebtedness, and shall provide to the Buyer an executed copy of any payoff letters or payoff certificates reasonably requested by the Buyer, in form and substance reasonably acceptable to the Buyer, with respect to the payoff of any such Indebtedness.

Section 5.15    Certain Contracts.No more than three days after the date of this Agreement, Seller shall have given the notice specified in Section 17.4 of the contract listed on Schedule 5.15 of the Disclosure Schedules.
Section 5.16    No Shop. Prior to the Closing or termination of this Agreement, the Seller will not directly or indirectly, and will not authorize, encourage, permit or instruct any of its Representatives or Affiliates to, directly or indirectly (a) solicit, initiate or encourage or assist in the making, submission or announcement of, or take any action that could reasonably be expected to lead to, any proposal by a third party (other than the Buyer) to acquire any member of the Transferred Group or any Assets (i) through any form of recapitalization transaction involving the Transferred Group or any sale, merger, consolidation, business combination, spin-off or liquidation, (ii) through a purchase of the assets of the Transferred Group or any Assets, (iii) through a purchase of the Shares, or (iv) through any other transaction designed to acquire the business of the Transferred Group, any Assets or any part thereof (each, an “Acquisition Proposal”), (b) engage, continue or participate in any discussions or negotiations, or provide any information to any Person (other than the Seller's Representatives and the Buyer), regarding any Acquisition Proposal; or (c) agree to, approve, execute, enter into or become bound by any letter of intent or other contract or understanding between or among the Seller or any of its Subsidiaries and any Person that is related to or provides for any Acquisition Proposal. The Seller shall, and shall direct its Affiliates and Representatives to, immediately cease any solicitations, discussions or negotiations with any Person (other than the Parties hereto) that has made or indicated an intention to make an Acquisition Proposal and request that each such Person destroy any information regarding the Transferred Group provided in connection therewith. The Seller shall promptly notify the Buyer of any Acquisition Proposal (but in any event within 48 hours of receipt thereof) received after the date hereof and prior to the Closing or termination of this Agreement, which notice shall include the identity of the prospective buyer or soliciting party, the terms of and any substance regarding such inquiry, offer or proposal.
Section 5.17    Pre-Closing Cash Distributions. Prior to the Closing, Seller shall use all (i) reasonable best efforts to complete all actions identified on Schedule 5.17(i) of the Disclosure Schedules and to distribute the 2013 Distributable Amount from the Transferred Group to the Seller and (ii) commercially reasonable efforts, to the extent practicable, to complete all actions identified on Schedule 5.17(ii) of the Disclosure Schedules. Schedule 5.17(ii) sets forth actions to be taken in 2014 with respect to the 2014 Distributable Amount. Other than as described in the immediately preceding sentence, Seller shall take no other actions between the execution of this Agreement and the Closing Date with regard to the distribution (by means of dividend or otherwise) of any Cash from any member of the Transferred Group (other than any member of the Transferred Group organized in the United States) except for transfers of cash (other than by intercompany loan or advance or other transactions that result in the creation of an intercompany receivable) among the members of the Transferred Group and Seller and its Affiliates as may be reasonably required for business operations of the Transferred Group in the ordinary course of business, in each case, solely if, and to the extent, that any such transfer would not materially interfere with the implementation of, or otherwise frustrate the intended effect of, any action contemplated by the preceding sentence or otherwise adversely affect the level of distributable reserves, unrestricted equity or similar concept with respect to any member of the Transferred Group not incorporated or otherwise formed in the U.S. following the Closing.
Section 5.18    Actions With Respect to Transferred Group and Assets. Prior to the Closing, Seller shall complete (i) the transfer of the assets and liabilities listed on Schedule 5.18(i) of the Disclosure Schedules to Investopedia pursuant to the contribution agreement, substantially in the form attached as Schedule 5.18(i) (the “Contribution Agreement”), (ii) the restructuring with regard to VC Sweden listed on Schedule 3.6 of the Disclosure Schedules, (iii) the wind-up of ValueClick Brands (Japan) in accordance with Schedule 5.18(iii) of the Disclosure Schedules and (iv) except as provided in the TSA with respect to certain employees of VC Sweden, the transfer of the employees of VC Canada and VC Sweden that are not involved with the business of the Transferred Group to any Subsidiary of Seller that is not a member of the Transferred Group.
Section 5.19    Recordal of Group Owned IP. Prior to the Closing, Seller shall effect all necessary corrective change of ownership and recordals with all patent, trademark, and copyright offices and domain name registrars and other similar authorities where any applications or registrations for Group Owned IP is still recorded in the name of legal predecessors of a member of a Transferred Group or any Person other than a member of a Transferred Group so that a member of the Transferred Group is the sole record and beneficial owner thereof, including with respect to those applications and registrations listed on Schedule 5.19.

ARTICLE VI
TAX MATTERS
Section 6.1    Tax Indemnity.
(a)    The Seller shall save, defend, indemnify and hold harmless the Buyer Indemnified Parties (as defined below) from and against any and all Losses (as defined below) to the extent resulting from (i) any breach of or inaccuracy of any representation or warranty contained in Section 3.16 (disregarding for these purposes any qualification or exception for, or reference to, materiality set forth therein), (ii) any breach of any covenant or agreement by the Seller relating to Taxes contained in this Agreement, (iii) Taxes imposed on any Transferred Group member or with respect to the Assets, in each case with respect to a Pre-Closing Tax Period (including Taxes, if any, attributable to the Section 338 Elections (other than Taxes attributable to any Unpermitted Section 338(g) Election)), (iv) Taxes imposed on any Transferred Group member pursuant to Treasury Regulation Section 1.1502-6 (or any analogous or similar provision under state, local, or foreign Law) as a result of being a member of an affiliated, consolidated, or combined group prior to the Closing, (v) any Taxes imposed on the Buyer Indemnified Parties under Section 951(a) of the Code (or any analogous provisions of state or local income Tax Law) with respect to any member of the Transferred Group for the portion of the Straddle Period ending on the Closing Date, as determined in the manner described in Section 6.7 of this Agreement, (vi) any withholding Taxes imposed on the payment of the Purchase Price or any payments otherwise payable pursuant to this Agreement, and (vii) any Transfer Taxes for which the Seller is responsible pursuant to Section 6.11. Notwithstanding anything to the contrary herein, (w) any indemnity for Tax matters pursuant to clause (i) of this Section 6.1(a), other than with respect to an indemnity claim arising from a breach of the representations and warranties in Section 3.16(k) or 3.16(m), is limited solely to Losses due and payable for any Pre-Closing Tax Period, (x) the Seller shall not be required to indemnify the Buyer Indemnified Parties pursuant to this Section 6.1(a) for any Losses to the extent such Losses were taken into account as a current tax liability in determining the Closing Net Working Capital (as finally determined pursuant to Section 2.3), and (y) the Seller indemnity obligations pursuant to this Section shall be subject to (A) all limitations set forth in Sections 8.5(b)(viii), 8.5(c), 8.5(d), and (B) Sections 8.6 and 8.7.
(b)    The Buyer shall save, defend, indemnify and hold harmless the Seller Indemnified Parties (as defined below) from and against any and all Losses (as defined below) to the extent resulting from (i) Taxes imposed on any Transferred Group member or with respect to the Assets, in each case with respect to a Post-Closing Tax Period, (ii) Taxes arising from, related to, or attributable to any breach of any representation, covenant or agreement by the Buyer relating to Taxes contained in this Agreement,

(iii) any Transfer Taxes for which the Buyer is responsible pursuant to Section 6.11 and (iv) any Taxes resulting from any Unpermitted Section 338(g) Election.
(c)    Any indemnity payment required to be made pursuant to this Section 6.1 shall be made to the party requesting such indemnification in immediately available funds within fifteen (15) days after written demand is made for such payment.
Section 6.2    Purchase Price Allocation
. The parties agree that the Purchase Price shall be allocated among the Shares of the Transferred Companies and the Assets in the manner set forth in Exhibit C.
Section 6.3    Section 338(h)(10) Election and Allocation.
(a)    The Buyer shall join with the Seller in making the elections (collectively, the “Section 338(h)(10) Election”) with respect to the purchase of shares of VC Brands under Section 338(h)(10) of the Code and any analogous provisions of state or local income Tax Law to the extent that such election is separately available and applicable. The Buyer may, at its election, make elections under Section 338(g) of the Code (and any corresponding elections under state, local, or foreign Tax Law) with respect to the stock of any Transferred Group member that is not a United States domestic corporation (a “Section 338(g) Election,” and together with the Section 338(h)(10) Election, the “Section 338 Elections”), provided, that the Buyer makes such Section 338(g) Elections with respect to all of the Transferred Group members that are not United States domestic corporations. For the avoidance of doubt, (i) the Buyer may not make a Section 338(g) Election with respect to some, but not all, of the Transferred Group members that are not United States domestic corporations and (ii) the Buyer shall not make a Section 338(g) Election for any Transferred Group member that is a United States domestic corporation. Any Section 338(g) Election not permitted under clause (i) or clause (ii) of the preceding sentence shall be referred to as an “Unpermitted Section 338(g) Election”. At the Closing, the Buyer and the Seller shall exchange properly completed and executed originals of (i) IRS Form 8023, and required schedules thereto, with respect to the purchase of the shares of VC Brands, and (ii) to the extent required, any similar forms with respect to state or local income Tax Law. The Seller shall timely file, or cause to be timely filed, such forms with the appropriate Governmental Authority following the Closing Date. The Seller shall provide, and shall cause any Transferred Group member to provide, to the Buyer all data and information that Seller, or any member of the Transferred Group has in its possession (or that can reasonably be obtained from a third party), and that is reasonably requested by the Buyer to enable the Buyer, in its sole discretion, to determine whether or not to make a Section 338(g) Election with respect to the stock of all of the Transferred Group members that are not United States domestic corporations, provided that the Buyer shall bear all reasonable third party costs and expenses incurred in connection with so providing or obtaining such data or information.
(b)    Within one hundred and twenty (120) days following the Closing Date, the Buyer shall prepare and deliver to the Seller a draft schedule allocating (i) the adjusted deemed sale price (as determined pursuant to Treasury Regulation Section 1.338-4) for the assets of VC Brands among the assets of VC Brands in a manner consistent with Treasury Regulation Sections 1.338-6 and 1.338-7, (ii) the purchase price allocated to Investopedia (together with any liabilities of Investopedia that is treated as purchase price for income tax purposes) among the assets of Investopedia in accordance with Section 1060 of the Code and Treasury Regulations thereunder, and (iii) the purchase price allocated to the Assets among the Assets in accordance with applicable Law (collectively, “Price Allocations”). Within thirty (30) days of delivery of the Price Allocation, the Seller shall notify the Buyer of any proposed changes. If the parties cannot agree on the Price Allocation within sixty (60) days of the delivery of the Price Allocation, the dispute shall be resolved by Independent Accounting Firm. The Price Allocation shall be used in preparing IRS Forms 8883 and 8594 (and all similar forms required under state or local Law), which form shall be completed, executed, and delivered by the parties as soon as reasonably practicable after the finalization of the Price Allocation, but in no event later than thirty (30) days before the due date for the filing of such form.
(c)    The Buyer and the Seller agree to file and agree to cause to file all relevant federal, state, local and foreign Returns in accordance with the allocation pursuant to Section 6.2 and the Price Allocation (as originally proposed or as revised in accordance with this Agreement, as the case may be) and agree to act consistently with such allocations in any Return, audit, litigation or otherwise (except as required pursuant to a final determination (as defined in Section 1313(a) of the Code or corresponding provisions of state or local Law)). If any Governmental Authority disputes the allocation pursuant to Section 6.2 or the Price Allocation, the party receiving notice of the dispute shall promptly notify the other party hereto of such dispute and the parties hereto shall cooperate in good faith in responding to such dispute in order to preserve the effectiveness of such allocation.
(d)    Seller and Buyer shall allocate any post-Closing adjustment to the Purchase Price, including any modification necessary to reflect the Net Adjustment Amount, to the Transferred Group member or the Assets to which such adjustment relates and shall further allocate such adjustment, if relevant, within the Price Allocation to which such adjustment relates.
Section 6.4    Returns.
(a)    The Seller will be responsible for and will cause to be prepared and duly filed (i) all Returns of each member of the Transferred Group or relating to the Assets that are due before the Closing Date (taking account of extensions of time to file such Returns), and (ii) all Consolidated Returns and, in each case, the Seller shall pay Taxes reflected on such Returns for which it is liable under Section 6.1 of this Agreement. Each member of the Transferred Group shall furnish Tax information to the Seller as reasonably requested by the Seller for inclusion in Consolidated Returns for the period that includes the Closing Date in accordance with the past custom and practice of such member of the Transferred Group. All Returns described in clauses (i) shall be prepared in a manner consistent with similar Returns heretofore filed by the appropriate member of the Transferred Group, except as required by Law.
(b)    Buyer shall prepare, or cause to be prepared, all Returns of each member of the Transferred Group for a Pre-Closing Tax Period that are required to be filed after the Closing Date, other than those that are the responsibility of the Seller pursuant to Section 6.4(a). All such Returns shall be prepared in a manner consistent with similar Returns heretofore filed by the appropriate member of the Transferred Group, except as required by Law. The reasonable third party costs of preparing such Returns shall be borne by the Buyer and the Seller in the same proportion in which they bear the Taxes paid with respect to such Return; provided, however, that no party shall bear such costs incurred by the other party if it has not approved of such costs in writing prior to such costs being incurred. The Buyer shall provide, or cause to be provided, the Seller with drafts of (i) each such Return no later than thirty (30) days prior to the earlier of the due date or filing date thereof, but only to the extent the Seller is liable for any Taxes shown on such Returns or could be entitled to any Tax refunds attributable to such Return and (ii) any other Return if the Seller is liable for any Taxes shown on such Return or could be entitled to any Tax refunds attributable to such Return. The Seller shall have the right to review and provide comments on any such Return referred to in the immediately preceding sentence during the fifteen (15) day period following the receipt of such Return. The Seller and the Buyer shall consult with each other and attempt in good faith to resolve any issues arising as a result of such Return and, if they are unable to do so, the disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such Return) by the Independent Accounting Firm. The costs, fees and expenses of such accounting firm shall be borne equally by the Seller and the

Buyer. The Seller shall pay any Taxes reflected on such Returns (as finally agreed upon or resolved by the Independent Accounting Firm) for which it is liable under Section 6.1 of this Agreement.
Section 6.5    Tax Contests.
(a)    In the event one party (or its Affiliates) receives notice of any pending or threatened Tax audits or assessments by any Tax authority or other disputes concerning Taxes with respect to which the other party may incur liability under this Article VI, the party receiving such notice shall promptly notify the other party of such matter in writing. This notice shall describe in reasonable detail the facts giving rise to any claim for indemnification under Section 6.1 (if known), the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Seller may reasonably request. The failure by the party receiving such notice to provide such notice to the other party, however, shall not release the other party from any of its obligations under this Article VI, except to the extent that such party is prejudiced by such failure.
(b)    The Seller (at its sole cost and expense) shall have the right to represent the interests of the Transferred Group in, and control the conduct and resolution of, any such Tax audit or administrative or court proceeding to the extent such audit or proceeding relates to Taxes for which the Seller is liable under Section 6.1. If the Seller elects not to control the conduct and resolution of such audit or proceeding, the Seller shall notify the Buyer in writing and the Buyer shall have the right to control the conduct and resolution of such portion of the audit or proceeding that is not controlled by the Seller. The Buyer shall also have the right to control the conduct and resolution of any audit or proceeding relating to a refund of Taxes to which Seller is entitled under Section 6.9. The non-controlling party of each such audit or proceeding referred to in this Section 6.5(b) shall have a right to participate in such audit or proceeding (including being present at meetings and conferences and having an opportunity to review and comment on written materials prior to submission), the controlling party shall keep the non-controlling party reasonably informed of all developments on a timely basis, and the controlling party shall not resolve any Tax claim for which the non-controlling party may be liable or for which the non-controlling party has an interest without the non-controlling party's written consent, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary, in no event shall this Section 6.5(b) apply to any Tax audits or proceedings relating to Consolidated Returns, it being understood that the Seller shall have sole control over such audits and proceedings and Buyer shall have no rights with respect to such audits or proceedings.
(c)    With respect to any Tax audit, administrative or court proceeding related to a Straddle Period, the party with the greatest potential liability with respect to such Straddle Period Taxes (the “Controlling Party”), as determined pursuant to Section 6.7, shall have the right to represent the interests of the members of the Transferred Group; provided, however, that the non-controlling party shall have a right to participate in such audit or proceeding (including being present at meetings and conferences and having an opportunity to review and comment on written materials prior to submission), the Controlling Party shall keep the non-controlling party reasonably informed of all developments on a timely basis, and the Controlling Party shall not resolve any Tax claim for which the non-controlling party may be liable without the non-controlling party's written consent, which shall not be unreasonably withheld, conditioned or delayed.
Section 6.6    Cooperation on Tax Matters. The parties shall reasonably cooperate, and shall cause their respective Affiliates and their respective Representatives reasonably to cooperate, in preparing and filing all Returns and in resolving all disputes and proceedings relating to Taxes, and all audits or proceedings with respect to all taxable periods, including maintaining and making available to each other all records necessary in connection with Taxes of each member of the Transferred Group. Each party shall retain in its possession, and shall provide the other party reasonable access on a timely basis to (including the right to make copies of), such supporting books and records and any other materials that are in such party's possession and the other party may reasonably specify with respect to matters relating to Taxes for which the other party is liable under this Agreement or otherwise, shall promptly furnish to the other party copies of all correspondence received from any taxing authority in connection with any dispute or proceeding relating to Taxes for which the other party is liable, and shall execute or cause to be executed powers of attorney or other necessary documents in order for the other party to exercise its control over any dispute or proceeding relating to Taxes. The parties shall, and shall cause their relevant Affiliates and their respective Representatives to, respond to any request for information (including requests for information set forth in any information document request or similar request by any taxing authority) within fifteen (15) days after the receipt of such request from the other party.
Section 6.7    Straddle Periods. For purposes of this Agreement, whenever it is necessary to allocate Taxes for a Straddle Period between periods prior to Closing and after Closing, (i) in the case of Taxes based upon or related to income or receipts, the amount of any such Taxes allocable to the portion of the taxable period ending on the Closing Date shall be determined based on an actual closing of the books as of the close of business on the Closing Date (and for such purpose, the tax period of any partnership or other pass-through entity in which the relevant member of the Transferred Group holds a beneficial interest shall be deemed to terminate at such time); and (ii) in the case of Taxes other than Taxes described in clause (i), the amount of such Taxes allocable to the portion of the taxable period ending on the Closing Date shall be the product of (x) the amount of such Taxes for the entire period and (y) a fraction the numerator of which is the number of calendar days in the Straddle Period ending with on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of clause (i), exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date were the last day of the Straddle Period) shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion. To the extent permitted under applicable Law, the parties shall take all actions reasonably necessary to terminate the taxable year of the Transferred Group members on the Closing Date. Any Taxes arising as a result of an inclusion under Section 951(a) of the Code (or any analogous provisions of state or local income Tax Law), with respect to any member of the Transferred Group for which a Section 338(g) Election is not made attributable to (A) "subpart F income," within the meaning of Section 952(a) of the Code (or any analogous provisions of state or local income Tax Law), or (B) the holding of “United States property,” within the meaning of Section 956 of the Code (or any analogous provisions of state or local income Tax Law), shall be treated as attributable to a Pre-Closing Tax Period to the extent such Taxes would otherwise be attributable to such period if the taxable year of such member of the Transferred Group ended on the Closing Date and such member of the Transferred Group were no longer a “controlled foreign corporation,” as defined in Section 957 of the Code, immediately after the Closing Date (and without regard to the 30-day ownership requirement specified in Section 951(a)(1) of the Code). Notwithstanding anything in this Agreement to the contrary, for all purposes of this Agreement, any Taxes resulting from (i) any action (other than an election) taken by the Buyer Indemnified Parties outside the ordinary course of business of the Transferred Group members undertaken on the Closing Date after the Closing, or (ii) any election relating to Taxes made by Buyer with respect to a Transferred Group member (other than a Section 338 Election (except for an Unpermitted Section 338(g) Election)) shall, in each case, be allocated to the period, or the portion thereof, beginning on the first day after the Closing Date. For the avoidance of doubt, notwithstanding anything to the contrary contained herein (including the immediately preceding sentence), the Seller shall not be liable for any collateral or indirect Tax consequences to the Buyer or its Affiliates for any period (or portion thereof) commencing after the Closing Date as a result of the Section 338 Elections, such as Taxes or other Losses incurred by any Buyer Indemnified Party resulting from a loss in tax basis or other tax attributes, or Losses or Taxes of a similar nature, resulting from the Section 338 Elections.

Section 6.8    Amended Returns. Neither the Buyer nor any Affiliate of the Buyer shall (or shall cause or permit any member of the Transferred Group to) file, amend, refile or otherwise modify any Return relating in whole or in part to a member of the Transferred Group with respect to any Pre-Closing Tax Period, without the prior written consent of the Seller, not to be unreasonably withheld or delayed.
Section 6.9    Tax Refunds. Any Taxes of any member of the Transferred Group with respect to any Pre-Closing Tax Period that are (i) refunded to a member of the Transferred Group or (ii) credited against a Tax liability of a member of the Transferred Group shall promptly be paid over to the Seller net of any Taxes or other reasonable costs incurred by the Buyer Indemnified Parties to the extent attributable to the receipt of such refund or credit. The Seller shall have the right to determine whether any claim for refund or credits of Taxes shall be made by or on behalf of a member of the Transferred Group with respect to a Pre-Closing Tax Period, and if the Seller elects to make such a claim, the Buyer shall (and shall cause the relevant member of the Transferred Group to) reasonably cooperate at the Seller's expense in connection therewith, including the preparation of any Return that is required to be filed by a member of the Transferred Group in connection with such claim. Nothing contained in this Section 6.9 shall apply to any refunds resulting from the carrying back of a Tax loss or other attribute realized in a period (or portion of a Straddle Period) beginning after the Closing Date or Taxes of the Transferred Group that are paid by the Buyer or members of the Transferred Group after the Closing Date and are not indemnified by the Seller.
Section 6.10    Termination of Tax Sharing Agreements. Any Tax allocation or sharing agreement or arrangement entered into by the Seller (or any Affiliate of the Seller), on the one hand, and a member of the Transferred Group, on the other hand, shall be terminated as to the member of the Transferred Group as of the Closing Date. The Seller shall also cause the provisions of any Tax allocation or sharing agreement or arrangement (other than, for the avoidance of doubt, any agreement entered into in the ordinary course of business the primary purpose of which agreement (as distinguished from the tax-related provision contained in the agreement) does not relate to Taxes (such as customer and vendor agreements, leases, credit agreements, employment agreements or the like), including but not limited to the Service Agreement between ValueClick Brands Computer Technology Co. Ltd, and ValueClick AB and the Service Agreement between ValueClick Brands Computer Technology Co. Ltd and ValueClick Brands, Inc. (each such agreement, a “Non-Tax Sharing Agreement”)) between any member of the Transferred Group, on the one hand, and any other Person, on the other hand, to be terminated on or before the Closing Date. After the Closing Date, no member of the Transferred Group shall have any rights or obligations under any Tax allocation or sharing agreement or arrangement (other than, for the avoidance of doubt, a Non-Tax Sharing Agreement).
Section 6.11    Transfer Taxes. All Transfer Taxes that are payable or that arise as a result of the consummation of the purchase and sale of the Shares and Assets contemplated by this Agreement shall be borne fifty percent / fifty percent (50% / 50%) by each of the Buyer and the Seller. Any Returns that must be filed in connection with Transfer Taxes shall be prepared and filed by the party primarily or customarily responsible under applicable Law for filing such Returns, and such party will provide such Returns to the other party at least ten (10) Business Days prior to the date such Returns are due to be filed (or, if such Returns are due within ten (10) Business Days following Closing, as soon as reasonably practicable). The Buyer and the Seller shall cooperate in the timely completion and filing of all such Returns. The Buyer shall promptly pay all Transfer Taxes due with respect to Returns to be filed by the Buyer under this Section 6.11, and the Buyer shall pay to the Seller any Transfer Taxes due with respect to Returns to be filed by the Seller under this Section 6.11 at least two (2) Business Days prior to the due date for the filing of such Returns. The Seller shall promptly pay all Transfer Taxes due with respect to Returns to be filed by the Seller under this Section 6.11, and the Seller shall pay to the Buyer any Transfer Taxes due with respect to Returns to be filed by the Buyer under this Section 6.11, at least two (2) Business Days prior to the due date for the filing of such Returns. Any Transfer Taxes resulting from any post-Closing adjustment to the Purchase Price, including any amounts paid pursuant to Section 2.3(g) of this Agreement, shall be borne in accordance with the provisions of this Section 6.11, and any Returns required to be filed in connection therewith shall be prepared and filed in accordance with the provisions of this Section 6.11.
Section 6.12    Survival. The representations and warranties of Seller in Section 3.16 and the indemnification obligations pursuant to Section 6.1 shall survive the Closing until ninety (90) days following the expiration of the applicable statute of limitations (including any extensions thereof) relevant to each particular item; provided that if notice of indemnification is provided to the indemnifying party prior to any such expiration date, any obligation to indemnify for any claim described in such notice shall continue indefinitely until such claim is finally resolved.
Section 6.13    Tax Treatment of Indemnity Payments and Purchase Price Adjustments. To the extent permitted by applicable Tax Law, the parties shall treat all indemnity payments made pursuant to this Agreement and all payments made regarding post-Closing adjustments to the Purchase Price, including any amounts paid pursuant to Section 2.3(g) of this Agreement, as adjustments to the Purchase Price.
Section 6.14    Conflict. Except as provided in Section 6.1(a)(y), all issues relating to indemnification for the matters addressed by Section 6.1 shall be governed exclusively by the provisions of this Article VI and not by Article VIII.

ARTICLE VII
CONDITIONS TO CLOSING
Section 7.1    General Conditions. The respective obligations of the Buyer and the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by either party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):
(a)    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent), that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.
(b)    Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated. All other material consents of, or registrations, declarations or filings with, any Governmental Authority legally required for the consummation of the transactions contemplated by this Agreement shall have been obtained or filed.
Section 7.2    Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Seller in its sole discretion:
(a)    (i) the Fundamental Representations of the Buyer contained in this Agreement shall be true and correct in all respects both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date and (ii) all other representations and warranties of the Buyer contained in this Agreement shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. The Buyer shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing. The Seller shall have received from the Buyer a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.
(b)    The Seller shall have received an executed counterpart of each of the Ancillary Agreements, signed by each party other than the Seller or any of its Affiliates, including the members of the Transferred Group.
(c)    The Seller shall have received properly completed and executed originals of (i) IRS Form 8023, and required schedules thereto, with respect to the purchase of the shares of VC Brands, and (ii) to the extent required, any similar forms with respect to state or local income Tax Law.
Section 7.3    Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Buyer in its sole discretion:
(a)    (i) except for the representations of the Seller in Sections 3.5, 3.6, 3.20, 3.27 and 3.30, the Fundamental Representations of the Seller contained in this Agreement shall be true and correct in all respects both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, (ii) the representations and warranties of the Seller contained in Section 3.5 and 3.6 of this Agreement shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except for such failures to be true and correct as are, individually or in the aggregate, de minimis in effect, (iii) the representations of the Seller in Sections 3.20, 3.27 and 3.30 contained in this Agreement shall be true and correct in all respects, both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except, in each case, where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not be materially adverse to the Transferred Group, taken as a whole, and (iv) all other representations and warranties of the Seller contained in this Agreement shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. With regard to the covenants in Section 5.18, the Seller shall have, in each case and in all respects, performed all obligations and agreements and complied with all such covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing. With regard to all other covenants under this agreement, the Seller shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing. The Buyer shall have received from the

Seller a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.
(b)    The Buyer shall have received an executed counterpart of each of the Ancillary Agreements, signed by each party other than the Buyer or any of its Affiliates.
(c)    There shall not have occurred any change, event, development, state of fact, occurrence, condition or effect that, individually or in the aggregate with all other changes, events, developments, states of fact, occurrences, conditions or effects, has had or is reasonably likely to have a Material Adverse Effect. The Buyer shall have received from the Seller a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.
(d)    The Seller shall have delivered or caused to be delivered to the Buyer a certificate of non-foreign status in compliance with Treasury Regulations Section 1.1445-2(b)(2)(iv)(B).
(e)    There shall not be pending, or threatened in writing, any Action by any Governmental Authority having authority over the Buyer or the Seller challenging or seeking to restrain or prohibit the acquisition of or payment for Shares pursuant to this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE VIII
INDEMNIFICATION
Section 8.1    Survival of Representations, Warranties and Covenants. The representations and warranties of the Seller and the Buyer contained in this Agreement shall survive the Closing for a period of 12 months after the Closing Date; provided, however, that the representations and warranties set forth in Sections 3.1 and 4.1 relating to organization and qualification, Sections 3.2 and 4.2 relating to authority, Section 3.4 relating to the Shares, Section 3.5 relating to capitalization, Section 3.6 relating to equity interests, Sections 3.19 and 4.5 relating to broker's fees and finder's fees, Section 3.20 relating to sufficiency of assets, Section 3.27 relating to compliance with key business partner relationships, Section 3.29 relating to the MeziMedia agreement and Section 3.30 relating to reserves, (Sections 3.1, 3.2, 3.4, 3.5, 3.6, 3.19, 3.20, 3.27, 3.29, 3.30, 4.1, 4.2 and 4.5 are collectively referred to herein as the “Fundamental Representations”), and any representation or warranty in the case of fraud, intentional misrepresentation or intentional breach, shall survive indefinitely. The covenants and agreements of the Seller and the Buyer contained in this Agreement shall survive the Closing for a period of 12 months after the Closing Date, except for those covenants and agreements that by their terms contemplate performance in whole or in part after the Closing, which shall remain in full force and effect for a period of 12 months following the date by which such covenant or agreement is required to be performed. The survival periods set forth herein are in lieu of, and the parties expressly waive, any otherwise applicable statute of limitations.
Section 8.2    Indemnification by the Seller. From and after the Closing, the Seller shall save, defend, indemnify and hold harmless the Buyer and its Affiliates (including the Transferred Group), officers, directors, employees, agents, successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any and all losses, damages, liabilities, deficiencies, claims of any kind or nature, interest, awards, judgments, penalties, costs and expenses (including reasonable attorneys' fees, costs and other out-of-pocket expenses of the Buyer, its Affiliates or its Representatives incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”) to the extent resulting from:
(a)    any breach of, or failure to be true and correct of, any representation or warranty (other than any breach of a representation or warranty contained in Section 3.16) made by the Seller contained in this Agreement (or any certificate of an officer of Seller delivered in connection herewith), provided, however, that in the case of any representation or warranty (or the defined terms used in such representations or warranties) that is limited by qualifications as to materiality, Material Adverse Effect or any similar term, qualification or limitation based on materiality, the existence of any breach or failure to be true and correct for purposes of this Section 8.2(a) and the existence and scope of indemnification of any representation or warranty hereunder shall be determined as if such qualification or limitation based on materiality or Material Adverse Effect were not included therein;
(b)    any breach or failure to perform any covenant or agreement (other than any breach or failure to perform of a covenant or agreement relating to Taxes) by the Seller contained in this Agreement or in the Assignment and Assumption Agreement;
(c)    any Seller Transaction Expenses not paid in full at Closing by Seller or payable by Seller and not by the Transferred Group after Closing or by deduction from the Purchase Price in accordance with Section 2.3 or paid by Seller after the Closing; and
(d)    any Losses, whether arising pre-Closing or post-Closing, relating to or arising out of any of the transactions described in Section 5.18 (including on the Disclosure Schedules referenced therein) (other than the Assumed Liabilities as defined in the Contribution Agreement between Seller and Investopedia).
Section 8.3    Indemnification by the Buyer. From and after the Closing, the Buyer shall save, defend, indemnify and hold harmless the Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses to the extent resulting from:
(a)    any breach of, or failure to be true and correct of, any representation or warranty made by the Buyer contained in this Agreement (or any certificate of an officer of Buyer delivered in connection herewith); and
(b)    any breach or failure to perform any covenant or agreement (other than any breach or failure to perform a covenant or agreement relating to Taxes) by the Buyer contained in this Agreement or in the Assignment and Assumption Agreement.
Section 8.4    Procedures.
(a)    In order for a Buyer Indemnified Party or Seller Indemnified Party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement as a result of a Loss or a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver written notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) promptly after receipt by such Indemnified Party of written notice of the Third Party Claim, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is actually and materially prejudiced with regard to any substantial right or defense that such Indemnifying Party may have as a result of such failure.
(b)    The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 30 days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume and control the defense thereof at the expense of the Indemnifying Party and with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, and which releases the Indemnified Party completely in connection with such Third Party Claim (including with regard to any restriction on the business of the Transferred Group), provided that the Indemnified Party shall not be obligated to agree to any such settlement, compromise or discharge unless it (i) does not impose any equitable or other non-monetary remedies or obligations on the Indemnified Party but involves solely the payment of money damages for which the Indemnified Party will be indemnified hereunder, (ii) does not involve a finding or admission of wrongdoing or any violation of Law or any violation of the rights of any Person by the Indemnified Party and (iii) poses no reasonable danger of establishing a precedent that may be materially adverse to the Indemnified Party's interest or causing an adverse effect on the business, relationship with material customers or reputation of the Indemnified Party. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge, such Third Party Claim without the Indemnifying Party's prior written consent, (which consent shall not be unreasonably withheld). If the Indemnifying Party does not deliver to the Indemnified Party written notice within thirty days of receipt by the Indemnifying Party of a notice of a third party claim that the Indemnifying Party will assume the defense of any such claim or litigation resulting therefrom, the Indemnified Party may defend against any such claim or litigation in such manner as it may deem reasonably appropriate, at the cost of the Indemnifying Party, and the Indemnified Party may settle or compromise such claim or litigation or agree to pay in full such claim or demand, in each case with the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.
(c)    In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim promptly to the Indemnifying Party, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is actually and materially prejudiced with regard to any substantial right or defense that such Indemnifying Party may have as a result of such failure.
Section 8.5    Limits on Indemnification.

(a)    No claim may be asserted against either party for breach of any representation, warranty or covenant contained herein, unless written notice of such claim in accordance with the requirements of Section 8.4 is received by such party, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the applicable survival date set forth in Section 8.1, in which case such representation, warranty or covenant shall survive as to such claim until such claim has been finally resolved.
(b)    Notwithstanding anything to the contrary contained in this Agreement:
(i)    the maximum aggregate amount of indemnifiable Losses that may be recovered from the Seller by the Buyer Indemnified Parties pursuant to Section 8.2(a) shall be $8,000,000 (the “Cap”), except in the case of indemnification for breach by the Seller of a Fundamental Representation of the Seller, representations of the Seller contained in Section 3.12(b)(i) or, in the case of fraud, intentional misrepresentation or intentional breach by the Seller (“Seller Excluded Matters”), in which case the maximum aggregate amount of indemnifiable Losses that may be recovered from the Seller by the Buyer Indemnified Parties pursuant to Section 8.2 for Seller Excluded Matters shall be an amount equal to the Purchase Price less any amounts recovered pursuant to Section 8.2 for matters that are subject to the Cap;
(ii)    the maximum aggregate amount of indemnifiable Losses that may be recovered from the Buyer by the Seller Indemnified Parties pursuant to Section 8.3(a) shall be equal to the Cap, except in the case of indemnification for breach by the Buyer of a Fundamental Representation of the Buyer or in the case of fraud, intentional misrepresentation or intentional breach by the Buyer (“Buyer Excluded Matters”), in which case the maximum aggregate amount of indemnifiable Losses that may be recovered from the Buyer by Seller Indemnified Parties pursuant to Section 8.3 for Buyer Excluded Matters shall be an amount equal to the Purchase Price less any amounts recovered pursuant to Section 8.3 for matters that are subject to the Cap;
(iii)    no Indemnifying Party shall be liable to any Indemnified Party for any claim for indemnification unless and until the aggregate amount of indemnifiable Losses that may be recovered from such Indemnified Party equals or exceeds $600,000 (the “Basket Amount”), in which case the Indemnifying Party shall be liable for all such Losses; provided, however, that no Losses may be claimed by any Indemnified Party or shall be reimbursable by an Indemnified Party or shall be included in calculating the aggregate Losses for purposes of this clause (iii) other than Losses in excess of $50,000 (the “Minimum Loss Amount”) resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances; and provided, further, that the Basket Amount and the Minimum Loss Amount shall not apply to indemnification for breach of Fundamental Representations, indemnification under Section 8.2(c) through Section 8.2(d), or in the case of fraud, intentional misrepresentation or intentional breach by the Indemnifying Party;
(iv)    the Seller shall not be obligated to indemnify any Buyer Indemnified Party with respect to the amount of any Loss to the extent that a specific accrual or reserve for the amount of such Loss was reflected on the Financial Statements or the notes thereto;
(v)    with regard to any indemnification obligations of Seller relating to a breach of the representations and warranties contained in Section 3.30(a), Seller shall only be obligated to pay an amount equal to (x) Buyer's Losses (calculated based upon 100% of the difference between the actual amount and the represented amount in question) multiplied by (y) 0.15; provided that any Losses incurred with regard to any expenses (including reasonable attorneys' fees, costs and other out-of-pocket expenses of the Buyer, its Affiliates or its Representatives incurred in investigating, preparing or defending against the Losses incurred in connection with Section 3.30(a)) shall not be multiplied by 0.15, as set forth in the illustrative example set forth on Schedule 8.5(b)(v) of the Disclosure Schedules, provided, however, that Seller shall not be obligated to indemnify the Buyer for any Losses arising out of or relating to the Buyer’s failure to complete any actions set forth in Schedule 5.17(i), if any, other than any failure (1) of the Buyer to take actions that are not allowable under applicable Law or with respect to which Buyer has been advised by its outside accountant are not permissible to take, (2) resulting from the actions of third parties (other than such actions resulting from Buyer’s failure to complete any actions set forth in Schedule 5.17(i)) or (3) resulting from actions taken by Seller;
(vi)    with regard to any indemnification obligations of Seller relating to a breach of the representations and warranties contained in Section 3.30(b), Seller shall only be obligated to pay an amount equal to (x) Buyer's Losses (calculated based upon 100% of the difference between the actual amount and the represented amount in question) multiplied by (y) 0.20; provided that any Losses incurred with regard to any expenses (including reasonable attorneys' fees, costs and other out-of-pocket expenses of the Buyer, its Affiliates or its Representatives incurred in investigating, preparing or defending against the Losses incurred in connection with Section 3.30(b)) shall not be multiplied by 0.20, provided, however, that Seller shall not be obligated to indemnify the Buyer for any Losses arising out of or relating to the Buyer’s failure to complete any actions set forth in Schedule 5.17(ii), other than any failure (1) of the Buyer to take actions that are not allowable under applicable Law or with respect to which Buyer has been advised by its outside accountant are not permissible to take, (2) resulting from the actions of third parties (other than such actions resulting from Buyer’s failure to complete any actions set forth in Schedule 5.17(ii)), or (3) resulting from actions taken by Seller;
(vii)    with regard to any indemnification obligations of Seller relating to a breach of the representations and warranties contained in Sections 3.30(c) or (d), Seller shall only be obligated to pay an amount equal to (x) Buyer's Losses (calculated based upon 100% of the difference between the actual amount and the represented amount in question) multiplied by (y) (i) with respect to the portion of Buyer's Losses relating to any breach amount that is less than or equal to the actual Trapped Cash Amount, 0.50 and (ii) with respect to the portion of Buyer's Losses relating to any breach amount that is greater than the actual Trapped Cash Amount, 0.70; provided that any Losses incurred with regard to any expenses (including reasonable attorneys' fees, costs and other out-of-pocket expenses of the Buyer, its Affiliates or its Representatives incurred in investigating, preparing or defending against the Losses incurred in connection with Section 3.30(c) or (d)) shall not be multiplied by 0.50 or 0.70, as applicable, provided, further, that if the actual distributable reserves, unrestricted equity or similar concept of the Transferred Group after completion of the statutory accounts are greater than the sum of (1) the 2013 Distributable Amount as set forth on the Reserves Schedule and (2) the 2014 Distributable Amount, then the amount of Buyer’s Losses for purposes of this Section 8.5(vii) shall not include the amount by which such actual distributable reserves, unrestricted equity or similar concept are greater than the sum of (1) the 2013 Distributable Amount as set forth on the Reserves Schedule and (2) the 2014 Distributable Amount;
(viii)    the Seller shall not be obligated to indemnify any Buyer Indemnified Party with respect to the amount of any Loss to the extent that such amount was taken into account in the calculation of the adjustment of the Purchase Price, if any, as finally determined pursuant to Section 2.3; and
(ix)    no party hereto shall have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages (unless, in each case, such damages are paid to a third party, in which case the limitations in this clause (ix) shall not apply). Notwithstanding the foregoing, the parties hereby acknowledge and agree that with respect to the impact on the businesses of the Transferred Companies of any breach of the reps and warranties set forth in Section 3.27, the Losses of the Buyer Indemnified Parties shall include any and all Losses that may be available to such Buyer Indemnified Parties under applicable Law.
(c)    The amount of any and all Losses under this Article VIII shall be determined net (i) of, with respect to Losses relating to the Transferred Companies (other than VC Brands and Investopedia), any net non-U.S. Tax benefit actually realized by the applicable Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses in the taxable year in which the indemnity payment is made or the three succeeding taxable years, or any prior taxable year (or portion thereof) that begins after the Closing Date and (ii) of any insurance or other recoveries actually paid to the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification. Each party hereby waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses.
(d)    The Buyer and the Seller shall use commercially reasonable efforts to mitigate all Losses for which indemnification may be required hereunder. Without limiting the generality of the foregoing, the Buyer and the Seller shall, or shall cause the applicable Indemnified Party to, use reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder.
Section 8.6    Assignment of Claims. If any Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to this Article VIII and the Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Buyer or the Seller, as applicable, the Indemnified Party shall assign, on a non-recourse basis and without any representation or warranty, such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment. If any such assignment would afford the Potential Contributor any defense to the payment of the same, such assignment shall not take place and the Buyer Indemnified Party or Seller Indemnified Party, as applicable, will, at the direction and expense of the Seller or the Buyer, respectively, take all reasonable actions to seek to recover such claim from such Potential Contributor.
Section 8.7    Exclusivity. Effective as of the Closing, except as specifically set forth in this Agreement or in the case of fraud, each of the Buyer, on behalf of itself and the other Buyer Indemnified Parties, and the Seller, on behalf of itself and the other Seller Indemnified Parties, waives any claims that any such Indemnified Party may have against the applicable Indemnifying Party arising out of or relating to the transactions contemplated by this Agreement, regardless of the Law or legal theory under which such liability or obligation may be sought to be imposed, whether at law, in equity, contract, tort or otherwise. After the Closing, other than claims that are based on fraud, Article VI and this Article VIII will provide the exclusive remedy against the applicable Indemnifying Parties for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement and/or the transactions contemplated hereby or thereby.
ARTICLE IX
TERMINATION
Section 9.1    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written consent of the Buyer and the Seller;
(b)    (i) by the Seller, if the Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Seller or (ii) by the Buyer, if the Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3, (B) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Buyer;
(c)    (i) by the Seller, if any of the conditions set forth in Section 7.1 or Section 7.2 shall have become incapable of fulfillment prior to the Termination Date or (ii) by the Buyer, if any of the conditions set forth in Section 7.1 or Section 7.3 shall have become incapable of fulfillment prior to the Termination Date; provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the primary cause of the failure of such condition to be satisfied on or prior to such date;
(d)    by either the Seller or the Buyer if the Closing shall not have occurred by March 8, 2014 (the “Termination Date”); provided, if the only conditions (other than those conditions that by their nature are to be satisfied at the Closing) set forth in Article VII not satisfied as of the Termination Date are those set forth in Section 7.1(a) or (b), then the Termination Date shall be extended to June 8, 2014; or
(e)    by either the Seller or the Buyer in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.
The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other party, and such notice shall specify the provision hereof pursuant to which such termination is made.
Section 9.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and of no effect and there shall be no liability on the part of either party except (a) for the provisions of Article I relating to definitions, Sections 3.19 and 4.5 relating to broker's fees and finder's fees, Section 5.8 relating to confidentiality, Section 5.10 relating to public announcements, Section 10.1 relating to fees and expenses, Section 10.4 relating to notices, Section 10.5 and Section 10.21 relating to rules of interpretation, Section 10.7 relating to third-party beneficiaries, Section 10.8 relating to governing law, Section 10.9 relating to submission to jurisdiction, Section 10.13 relating to specific performance, Section 10.16 relating to waiver of jury trials, Section 10.17 and Section 10.18 relating to execution, and this Section 9.2 and (b) that nothing herein shall relieve either party from liability for any willful and intentional breach of this Agreement. For purposes of this Agreement, “willful and intentional breach” means a material breach or failure to perform that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would cause a material breach of this Agreement.

ARTICLE X
GENERAL PROVISIONS
Section 10.1    Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other.
Section 10.2    Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party.
Section 10.3    Waiver. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
Section 10.4    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally or by facsimile (with delivery confirmation) or e-mail (with delivery confirmation), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, charges prepaid or (c) on the earlier of confirmed receipt or the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(i)    if to the Seller, to:

ValueClick, Inc.
30699 Russell Ranch Road, Suite 250
Westlake Village, CA 91361
Attention: General Counsel
Facsimile: (818) 575-4550
E-mail: sbarlow@valueclick.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, CA 94105
Attention: Stewart L. McDowell
Facsimile: (415) 393-8306
E-mail: smcdowell@gibsondunn.com

(ii)    if to the Buyer, to:
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011
Attention: Gregg Winiarski
Facsimile: (212) 632-9551

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention: Brandon Van Dyke
Facsimile: (212) 735-2000

Section 10.5    Interpretation When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. Reference to a particular contract (including this Agreement), document or instrument means such contract, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof.
Section 10.6    Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire understanding and agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, including, without limitation, any implied covenants regarding noncompetition or nonsolicitation, and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of conduct of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.
Section 10.7    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 10.8    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.
Section 10.9    Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by the other party or its successors or assigns shall be brought and determined in any Delaware State or federal court of competent jurisdiction sitting in the State of Delaware, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice by certified registered mail, return receipt requested, to any such party at the addresses they have provided in Section 10.4 shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 10.10    Disclosure Generally. Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Disclosure Schedule as though fully set forth in such Disclosure Schedule, but only to the extent that the applicability of such information and disclosure is readily apparent on its face. The fact that any item of information is disclosed in any Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 10.11    Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Seller or the Buyer or any officer, director, employee, Representative or investor of either party hereto.
Section 10.12    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void; provided, however, that the Buyer may assign its rights in this Agreement, in whole or in part, to any Affiliate or Subsidiary of the Buyer without the prior consent of the Seller; provided further, that the Seller may assign any of its rights under this Agreement, including the right to receive the Purchase Price, to one or more Affiliates of the Seller without the consent of the Buyer; provided still further, that no assignment in accordance with this Section 10.12 shall limit the assignor's obligations hereunder, including any such parties' indemnification obligations under Article VI and VIII. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 10.13    Enforcement. The parties agree that irreparable damage would occur, and no adequate remedy at law would exist and damages would be difficult to determine, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Delaware State or federal court of competent jurisdiction sitting in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives and agrees not to assert (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post bond or other security as a prerequisite to obtaining equitable relief.
Section 10.14    Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.
Section 10.15    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
Section 10.16    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE THEIR RESPECTIVE SUBSIDIARIES TO IRREVOCABLY WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING THE ENFORCEMENT OR INTERPRETATION OF THE PROVISIONS IN THIS AGREEMENT) OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 10.17    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 10.18    Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.
Section 10.19    Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.
Section 10.20    Legal Representation. The Buyer, on behalf of itself and its Affiliates (including after the Closing, the Transferred Group) acknowledges and agrees that Gibson Dunn & Crutcher LLP (“Gibson Dunn”) has acted as counsel for the Seller and its Affiliates for several years and that the Seller reasonably anticipates that Gibson Dunn will continue to represent it and/or such other parties (other than in connection with the Transferred Group) in future matters. Accordingly, the Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Transferred Group), expressly: (a) consents to Gibson Dunn's representation of the Seller and/or its Affiliates in any post-Closing matter in which the interests of the Buyer and the Transferred Group, on the one hand, and the Seller or its Affiliates, on the other hand, are adverse, including, without limitation, any matter relating to the transactions contemplated by this Agreement or the Ancillary Agreements or any disagreement or dispute relating thereto, and whether or not such matter is one in which Gibson Dunn may have previously advised the Seller, the Transferred Group or their respective Affiliates and (b) consents to the disclosure by Gibson Dunn to the Seller or its Affiliates of any information learned by Gibson Dunn in the course of its representation of the Seller, the Transferred Group or their respective Affiliates, whether or not such information is subject to attorney-client privilege or Gibson Dunn's duty of confidentiality. Furthermore, the Buyer, on behalf of itself and its Affiliates (including after the Closing, the Transferred Group) irrevocably waives any right it may have to obtain information or documentation relating to the representation of the Seller and/or its Affiliates by Gibson Dunn in the transactions contemplated hereby, to the extent that such information or documentation was privileged as to the Seller and/or its Affiliates. The Buyer, on behalf of itself and its Affiliates (including after the Closing, the Transferred Group) further covenants and agrees that each shall not assert any claim with regard to conflict of interests against Gibson Dunn in respect of legal services provided to the Transferred Group or its Affiliates by Gibson Dunn in connection with this Agreement or the transactions contemplated hereby. Upon and after the Closing, the Transferred Group shall cease to have any attorney-client relationship with Gibson Dunn, unless and to the extent Gibson Dunn is specifically engaged in writing by one or more members of the Transferred Group to represent them after the Closing and either such engagement involves no conflict of interest with respect to the Seller and/or its Affiliates or the Seller and/or its Affiliates, as applicable, consent in writing at the time to such engagement. Any such representation of the Transferred Group by Gibson Dunn after the Closing shall not affect the foregoing provisions hereof.
Section 10.21    No Presumption Against Drafting Party. Each of the Buyer and the Seller acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
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IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
VALUECLICK, INC.
By:
Name:
Title:

VALUECLICK INTERNATIONAL LTD (IRELAND)
By:
Name:
Title:

VALUECLICK DEUTSCHLAND GMBH
By:
Name:
Title:

IAC SEARCH, LLC
By:
Name:
Title